                                                Filed Pursuant to Rule 424(b)(5)
                                                      Registration No. 333-58613

PROSPECTUS SUPPLEMENT
(To prospectus dated August 31, 2000)

                                1,700,000 SHARES
                            [ADVANCED LIGHTING LOGO]

                      ADVANCED LIGHTING TECHNOLOGIES, INC.
                                  COMMON STOCK
                            ------------------------

     This is an offering of shares of common stock of Advanced Lighting Technologies, Inc. We are offering 1,700,000 shares in this offering through the agents.

     The last reported sales price for our common stock on the Nasdaq National Market (Symbol ADLT) on August 30, 2000 was $16.625 per share.
                            ------------------------

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE S-10 OF THIS PROSPECTUS SUPPLEMENT AND ON PAGE 6 OF THE ACCOMPANYING PROSPECTUS.
                            ------------------------

                                                              PER SHARE       TOTAL
                                                              ---------    -----------
Public offering price.......................................   $ 15.00     $25,500,000
Agents' commissions.........................................   $  .975     $ 1,657,500
Proceeds, before expenses, to ADLT..........................   $14.025     $23,842,500

                            ------------------------

     The agents are not required to sell any specific number of shares of our common stock, but will use their reasonable best efforts to sell the shares offered.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The shares of common stock will be ready for delivery in New York, New York on or about September 6, 2000.
                            ------------------------

RAYMOND JAMES & ASSOCIATES, INC.

                                                           SANDERS MORRIS HARRIS

           The date of this prospectus supplement is August 31, 2000.

                               TABLE OF CONTENTS

        PROSPECTUS SUPPLEMENT           PAGE
        ---------------------           ----
Summary...............................   S-3
Risk Factors..........................  S-10
Forward-Looking Statements............  S-12
Use of Proceeds.......................  S-13
Dividend Policy.......................  S-13
Price Range of Common Stock...........  S-13
Capitalization........................  S-14
Certain Legal Proceedings.............  S-14
Shares Eligible for Future Sale.......  S-16
Plan of Distribution..................  S-18

              PROSPECTUS                PAGE
              ----------                ----
Advanced Lighting Technologies,
  Inc.................................    3
The Trust.............................    4
Risk Factors..........................    6
Ratio of Earnings to Fixed Charges and
  Preferred Stock Dividends...........   12
Special Note Regarding Forward-Looking
  Statements..........................   12
Use Of Proceeds.......................   13
Description Of Debt Securities........   13
Description Of Capital Stock..........   24
Description Of Depositary Shares......   28
Description of Warrants...............   32
Description of Trust Preferred
  Securities..........................   33
Plan Of Distribution..................   37
Legal Matters.........................   38
Experts...............................   38
Where You Can Find More Information...   38

                         ------------------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THE PROSPECTUS OR THIS PROSPECTUS SUPPLEMENT. NO ONE IS AUTHORIZED TO PROVIDE YOU WITH DIFFERENT INFORMATION. THIS PROSPECTUS SUPPLEMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS PROSPECTUS SUPPLEMENT.

     We are not making an offer of these securities in any location where the offer is not permitted.

     You should not assume the information in this prospectus supplement, including information incorporated by reference, is accurate as of any date other than the date on this prospectus supplement.

     When used in this prospectus supplement, the terms "ADLT," "we," "our," "us" and the "Company" refer to Advanced Lighting Technologies, Inc. and its subsidiaries.

                                    SUMMARY

     This summary is not complete and may not contain all of the information that you should consider before investing in the common stock. To understand this offering fully, you should carefully read the entire prospectus supplement and the accompanying prospectus and the documents incorporated by reference.

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

     Advanced Lighting Technologies, Inc. is an innovation-driven designer, manufacturer and marketer of metal halide lighting products. Metal halide lighting combines energy efficient light with long lamp life. It also allows users to see colors as they appear in natural sunlight, unlike lighting systems using other technologies. Another advantage of metal halide systems is their relatively compact size. We believe that we are the only designer and manufacturer in the world focused primarily on metal halide lighting. As a result of this unique focus, we have developed substantial expertise in all aspects of metal halide lighting. We believe that this focus enhances our ability to respond to customer demand and has contributed to our technologically advanced product development and manufacturing capabilities.

     We have expanded our business to design, manufacture and market a broad range of metal halide products, from basic materials to finished products, and manufacturing equipment, including:

     - materials used to make lamps (the industry term for light bulbs),

     - lamps and other components for lighting systems,

     - complete metal halide lighting systems (i.e., the complete assemblies necessary to create light when connected to electricity), and

     - equipment used to produce metal halide lamps and thin film coatings which are used to coat objects to change the performance of the object without disturbing images, for example, antireflective coatings on eyeglasses.

     We produce over 300 ultra-pure metal halide salts, which are the primary ingredients in our lamps that give the lamps their superior lighting quality and true-to-life color. We currently market over 460 types of metal halide lamps. In addition, we offer components for metal halide and other discharge lamp systems. We also assemble and market complete metal halide systems, which an end user may install to produce light. We produce thin film coatings for applications such as components in telecommunications systems using fiber optic cables, metal halide lamps, and aerospace and defense projects. We also make production equipment that deposits thin film coatings.

                        TELECOMMUNICATIONS BUSINESS UNIT

     Our wholly-owned subsidiary, Deposition Sciences, Inc., or DSI, is an advanced thin film coating company, with a fiber optics telecommunications business unit, in Santa Rosa, California. We announced the creation of the telecommunications business unit in February 2000.

     ADLT acquired DSI in January 1998, primarily with the intention to use DSI's optical coating expertise to improve the performance of metal halide technology. At the time, DSI (founded in 1985) was a private company with patented optical coating technologies used in the lighting industry, as well as many high technology military and aerospace applications. DSI manufactures industrial optical coating equipment used by the lighting industry to control or alter lighting characteristics. DSI's current customer base includes the lighting, electronics, precision optics, aerospace, military and telecommunications industries. A large percentage of DSI's revenues is derived from customer-funded development projects, but DSI also designs, manufactures and sells specialty optical coating equipment.

     Current DSI products for the fiber optics telecommunications industry include wavelength division multiplexing (WDM) filters, highly reflective films for dense wavelength division multiplexing (DWDM) applications, and optical fiber assemblies and micro-optics that reduce insertion losses in DWDM, metro, and optical switching systems. WDM and DWDM are technologies that allow multiple wavelengths of light to be simultaneously transmitted through a single fiber optic cable. Many of these products and systems rely on DSI's patented and proprietary coating equipment, advanced thin film processes, and measuring capabilities that DSI has developed over the last fourteen years.

     In June 2000, we announced that DSI had produced the first 3200 GHz optical channel separation filter using its patented MicroDyn(TM) reactive sputtering coating technology. We believe that this is an important benchmark in DSI's DWDM filter program to develop high yield mass-produced 200 GHz filters using MicroDyn(TM) metal oxide sputtering technology.

     Currently, most WDM and DWDM thin film filters are produced using evaporation or ion-assisted evaporation coating techniques. Evaporation technology already produces 200 GHz and 100 GHz optical band pass filters, but has inherent production limitations. Device yields are low, and can be less than 5%. We believe that successful implementation of MicroDyn(TM) for these filters would provide higher throughput and equivalent bandwidth coverage as obtained using evaporation coating techniques. This means MicroDyn(TM) may provide lower cost DWDM devices for the telecommunications industry.

     DSI began the product qualification process for the 3200 GHz channel separation filters with potential customers in July 2000. These 3200 GHz filters expand DSI's product line, which has featured such products as the IsoFilter(TM) power tap, and the IsoFilter(TM) 980 and 1480 pump filters.

     Prior to the formation of the telecommunications business unit, DSI's research and development engineering unit performed development and coating of telecommunications products. With the formation of the telecommunications business unit, DSI transferred two employees from the research and development engineering unit to the telecommunications business unit and hired additional engineering and sales personnel for the unit. Also, DSI assigned several thin film coating machines from other areas. We intend to use a portion of the proceeds of the offering to purchase and construct additional equipment to be used in the telecommunications business.

     A portion of the in-process research and development which was acquired when ADLT acquired DSI in 1998 was for research and development projects directed at telecommunications applications, which we sometimes call the fiber optics projects. The fiber optics projects involve the development of processes for the application of thin film coatings to products for telecommunications applications. At the time of the DSI acquisition, the future importance of these technologies and optical products to telecommunications was not clear.

     The fiber optics projects were directed at development of

     - thin film coatings that reduce signal losses in fiber optic communications systems at the point that the signal leaves and enters the fiber including WDM and DWDM systems;

     - micro-optic components used to align (collimate) signals in WDM and DWDM systems;

     - filter elements for use in WDM systems;

     - highly reflective coatings for use in DWDM systems; and

     - narrow bandpass filter elements for use in the multiplex/demultiplex function of DWDM systems.

     The first four projects have resulted in commercial products, and sales of these products reached $1,453,000 in fiscal 2000 (approximately $517,000 in the fourth quarter of fiscal 2000), approximately 46% more than the $993,000 in sales for the comparable period of the preceding year. Although DSI has not yet completed development of its technology for production of narrow bandpass DWDM filter elements, DSI believes that it will develop commercial narrow bandpass filter products which take advantage of its patented MicroDyn(R) sputtering technology.

     While DSI does apply thin film coatings to components supplied by its customers, an increasing portion of its business is the supply of entire assemblies and components. DSI expects that this trend to forward integration will continue and accelerate. DSI has existing manufacturing capacity to support sales of up to

$10,000,000 per year of existing products. If narrow bandpass DWDM filter elements are successfully developed, following additional capital investments, DSI anticipates achieving additional manufacturing capability for and revenue from these products. DSI believes that it can increase its production capacity for its telecommunications products beyond existing levels with additional capital expenditures, on which this growing business depends.

     DSI believes that the current demand exceeds supply for these thin film coating products for the telecommunications industry. The principal competitors for DSI's products are certain large original equipment manufacturers (OEMs), such as JDS Uniphase Corporation, Corning Incorporated, Nortel Networks Corporation, and Lucent Technologies, Inc., which have significant internal capability to manufacture thin film filter products, and a variety of smaller companies which specialize in optical coatings, such as DiCon Fiberoptics, Inc., Precision Optics Corp., Inc., Barr Associates, Inc., Iridian Spectral Technologies, Ltd., Thin Film Technologies, Inc., and Evaporated Coatings, Inc. DSI believes that the large OEMs also represent substantial opportunities for sales of its products.

     DSI believes that the competitive environment for its products is based primarily on technical performance, delivery and service, rather than price. DSI believes its fourteen year history of high volume and efficient production of high quality optical components provides it with significant advantages in this regard. Furthermore, DSI believes that its core competencies in optical coating and coating equipment development and manufacture, its experienced workforce and its ability to develop telecommunications solutions, backed by the required measurement technology, will permit it to continue to compete successfully in this product area.

     We recognize that the successful, full-scale development of our telecommunications business unit requires a level of focus and resources that we may not be able to provide while this unit resides within a subsidiary of ADLT. In pursuit of maximizing shareholder value, we are exploring several strategic alternatives that would enable the telecommunications business unit to pursue an aggressive, focused strategy with sufficient assets and cash to compete in this market. No decisions have been made about the future courses of action to be pursued. However, we are actively pursuing the engagement of one or more investment banking firms to assist in identifying and implementing the best strategic alternative for the telecommunications unit.

                              RECENT DEVELOPMENTS

     Our fiscal year ended on June 30, 2000, and we have not yet completed our financial statements for the fiscal year. However, based on preliminary information, we believe that net sales will be approximately $225 million, compared to sales of approximately $193 million in the prior year. For our fourth quarter, we expect that net sales will be approximately $54 million, compared to sales of approximately $51 million in the fourth quarter of fiscal 1999. We expect diluted earnings per share for fiscal year 2000 to approximate breakeven, ranging from $.00 to $.05 loss per share, compared to a $4.14 loss per share in the prior year. Operating results for the fourth quarter fiscal 2000 are expected to be in the range of breakeven to $.06 loss per share compared with a $1.67 loss per share in the year earlier period. The first quarter fiscal year 2001 is not complete, and full financial data with respect to the first two months of the quarter is not yet available to us. Any estimates of financial results for such quarter are therefore subject to a high degree of uncertainty and should not be unduly relied upon. However, we have forecasted operating results for the current quarter of between breakeven and a loss of $0.06 per share. Management of the Company believes, but cannot know, that actual results for the first quarter will meet these expectations.

     We currently expect that the audit of our financial statements for the fiscal year ended June 30, 2000 will be completed in mid-September 2000. While we believe that the estimated results for fiscal year 2000 and forecasted results for the first quarter fiscal 2001 will approximate actual results, we cannot assure you that our actual results will not vary from these preliminary estimated or forecasted amounts.

                                  THE OFFERING

Total Common Stock Offered
  by ADLT.....................   1,700,000 shares

Common Stock to Be Outstanding
After the Offering (1)........   22,187,520 shares

Use of Proceeds...............   Substantially all of the net proceeds
                                 (approximately $23 million) will be used for capital expenditures and research and development in our telecommunications business unit; any remaining proceeds will be used for general corporate purposes. Until application for these purposes, ADLT will use proceeds for repayment of a portion of outstanding borrowings under our revolving bank credit facility ($25.3 million outstanding as of July
                                 31, 2000). We may reborrow all or a portion of the repaid borrowings.

Nasdaq National Market(TM)
Symbol........................   "ADLT"

Risk Factors..................   You should consider the risk factors set forth
                                 in this prospectus supplement and the
                                 accompanying prospectus and the impact of
                                 various events that could adversely affect our
                                 business, in particular DSI's prospects, before
                                 investing in our common stock.
---------------

(1) This information is based on 20,487,520 shares outstanding at July 31, 2000, and it excludes 3,472,905 shares of our common stock issuable upon exercise of outstanding options under our benefit plans, 3,045,000 shares of our common stock issuable upon conversion of shares of Series A Preferred Stock and 1,000,000 shares of our common stock issuable upon exercise of a warrant to purchase shares of our common stock. The number of shares also assumes that all 1,700,000 shares offered are sold.

                         SUMMARY FINANCIAL INFORMATION

     The following table contains summary consolidated financial data and is qualified by the more detailed Consolidated Financial Statements and related Notes of ADLT incorporated by reference into the accompanying prospectus. The balance sheet data as of June 30, 1999, 1998 and 1997 and the operating statement data for each of the fiscal years ended June 30, 1999, 1998 and 1997 are derived from the audited Consolidated Financial Statements of ADLT. The balance sheet data as of March 31, 2000 and the operating statement data for the nine months ended March 31, 2000 and 1999 have been derived from the unaudited Consolidated Financial Statements of ADLT, which have been prepared by management on the same basis as the audited Consolidated Financial Statements of ADLT and, in the opinion of management, include all adjustments (consisting of normal recurring accruals) which ADLT considers necessary for a fair presentation of the results for these periods. The summary financial data should be read in conjunction with the Consolidated Financial Statements and related Notes and Management's Discussion and Analysis of Financial Condition and Results of Operations incorporated by reference into the accompanying prospectus.

                                                               NINE MONTHS ENDED
                                                                   MARCH 31,                YEAR ENDED JUNE 30,
                                                              --------------------    -------------------------------
                                                                2000        1999        1999        1998       1997
                                                              --------    --------    --------    --------    -------
                                                                  (UNAUDITED)
                                                                  (IN THOUSANDS, EXCEPT PER SHARE AND RATIO DATA)
OPERATING STATEMENT DATA:
  Net sales.................................................  $171,010    $142,349    $193,203    $168,349    $86,490
  Costs and expenses:
    Cost of sales...........................................   103,966      96,633     135,773     101,697     45,738
    Marketing and selling...................................    31,159      32,828      45,035      29,990     15,832
    Research and development................................    10,643      13,757      17,680      10,843      5,804
    General and administrative..............................    11,790      14,308      21,192      12,208      7,184
    Settlement of claims (1)................................        --          --          --          --        771
    Fiber optic joint venture formation costs...............        --          --          --         212        286
    Purchased research and development (2)..................        --          --          --      18,220         --
    Special charges (2).....................................      (234)     18,564      31,107      15,918         --
    Amortization of intangible assets.......................     2,053       2,057       2,789       1,691        406
                                                              --------    --------    --------    --------    -------
Income (loss) from operations...............................    11,633     (35,798)    (60,373)    (22,430)    10,469
Interest expense, net.......................................    10,017       9,114      12,767       2,388        668
Income (loss) from equity investment (3)....................       189        (442)     (6,318)       (501)        --
Income (loss) from continuing operations before income
  taxes, minority interest, extraordinary charge and
  accounting change.........................................     1,805     (45,354)    (79,458)    (25,319)     9,801
Income taxes (benefit)......................................       549       3,181       2,281      (1,311)     2,697
                                                              --------    --------    --------    --------    -------
Income (loss) from continuing operations before minority
  interest, extraordinary charge and accounting change......     1,256     (48,535)    (81,739)    (24,008)     7,104
Minority interest in income of consolidated subsidiary......       (13)         --          --          --         --
Recontinuance of previously discontinued operations (4).....        --       1,023       1,331      (1,331)        --
                                                              --------    --------    --------    --------    -------
Income (loss) before extraordinary charge and accounting
  change....................................................     1,243     (47,512)    (80,408)    (25,339)     7,104
Extraordinary charge, net of applicable income tax benefits
  (5).......................................................        --          --        (902)       (604)        --
Cumulative effect of change in accounting (6)...............        --      (2,443)     (2,443)         --         --
                                                              --------    --------    --------    --------    -------
Net income (loss)...........................................  $  1,243    $(49,955)   $(83,753)   $(25,943)   $ 7,104
                                                              ========    ========    ========    ========    =======

                                                               NINE MONTHS ENDED
                                                                   MARCH 31,                YEAR ENDED JUNE 30,
                                                              --------------------    -------------------------------
                                                                2000        1999        1999        1998       1997
                                                              --------    --------    --------    --------    -------
                                                                  (UNAUDITED)
                                                                  (IN THOUSANDS, EXCEPT PER SHARE AND RATIO DATA)
Earnings (loss) per share -- diluted (7):
    Income (loss) from continuing operations................  $    .00    $  (2.40)   $  (4.04)   $  (1.32)   $   .52
    Recontinuance of previously discontinued operations.....        --         .05         .07        (.07)        --
    Extraordinary charge....................................        --          --        (.05)       (.04)        --
    Cumulative effect for change in accounting..............        --        (.12)       (.12)         --         --
                                                              --------    --------    --------    --------    -------
  Net earnings (loss) per share -- diluted..................  $    .00    $  (2.47)   $  (4.14)   $  (1.43)   $   .52
                                                              ========    ========    ========    ========    =======
  Shares used for computing per share amounts -- diluted....    21,086      20,222      20,232      18,195     13,558
                                                              ========    ========    ========    ========    =======
OTHER FINANCIAL DATA:
Depreciation and amortization...............................  $  7,514    $  6,934    $  9,176    $  5,314    $ 2,579
EBITDA (8)..................................................    19,336     (29,306)    (57,515)    (17,617)    13,048
Ratio of EBITDA to interest expense (8).....................       1.8          --          --          --        8.6
Capital expenditures........................................  $  4,357    $ 20,781    $ 22,130    $ 32,579    $18,095
Cash flow used in operating activities......................   (12,658)    (19,724)    (19,312)    (13,528)    (4,183)
Cash flow used in investing activities......................    (8,134)    (29,049)    (28,914)    (92,117)   (44,058)
Cash flow from financing activities.........................    20,706      38,765      29,889     123,614     50,757

                                                              AS OF                AS OF JUNE 30,
                                                            MARCH 31,     --------------------------------
                                                              2000          1999        1998        1997
                                                           -----------    --------    --------    --------
                                                           (UNAUDITED)
BALANCE SHEET DATA:
  Cash and cash equivalents..............................   $  3,744      $  3,830    $ 22,167    $  4,198
  Working capital........................................     40,100        18,629      79,852      42,380
  Total assets...........................................    306,137       284,506     329,434     134,838
  Total long-term debt...................................    157,770       152,496     117,756      35,908
  Preferred stock (Redemption value -- $21,356)..........     16,411            --          --          --
  Total common shareholders' equity......................     83,674        77,441     170,837      66,032

---------------

(1) On March 1, 1996 a former shareholder of Venture Lighting International, Inc. asserted a claim against certain officers and directors of ADLT, and subsequently against ADLT, seeking $3,600 in damages relating to the redemption of his Venture shares prior to ADLT's acquisition of its predecessor companies in connection with its formation, which we refer to as the combination. On August 23, 1996, another former Venture shareholder filed a similar claim against ADLT and these officers and directors seeking damages of $1,600. On November 29, 1996, ADLT and these officers and directors entered into a settlement of both claims for an aggregate amount of $475. The pretax charge of $771 in fiscal 1997 represents the $475 settlement plus legal and other directly-related costs, net of insurance recoveries.

(2) Fiscal 1999 results include special charges related to ADLT's plans to accelerate its focus on metal halide products, insulate it from deteriorating economic conditions in the Pacific Rim, exit its noncore products, integrate fully its core and acquired U.S. operations to produce profitable growth and reduce its use of cash. Specific initiatives by ADLT included principally: (a) limiting further Pacific Rim expansion, (b) changing global lamp manufacturing strategy, (c) restructuring marketing operations in North America and Europe, (d) accelerating exit from noncore product lines, (e) consolidating equipment manufacturing operations, (f) reducing corporate and administrative overhead, and (g) evaluating long-lived assets. Also included in special charges are amounts related to the wind-down of portable fixture manufacturing operations. The amounts are classified in the fiscal 1999 statement of operations as: cost of sales -- $3,956 and, special charges -- $31,107. ADLT recorded $19,372 of these special charges in the first nine months of fiscal 1999, which were classified in the statement of operations as: cost of sales -- $808 and, special charges -- $18,564.

    Fiscal 1998 results include special charges related to the purchase price allocation for Deposition Sciences, Inc. of $18,220 for purchased in-process research and development. The special charges also include $17,984 principally relating to the rationalization of ADLT's global power supply operations, principally: (a) the discontinuance of certain power supply products at ADLT's power supply facilities, (b) the write-down of certain intangible and fixed assets and (c) charges related to the consolidation and rationalization cost of distribution activities and of new information systems and a reassessment of investments. The amounts are classified in the fiscal 1998 statement of operations as: cost of sales -- $2,066; purchased in-process research and development -- $18,220; and, special charges -- $15,918.

(3) In fiscal 1999, the loss from equity investments includes a pretax noncash write-down of $5,883 related to ADLT's investment in the Unison joint venture.

(4) Microsun Technologies, Inc. was identified in March 1998 for disposition through a plan to distribute to ADLT's shareholders all of the ownership of Microsun in a tax-free spin-off transaction estimated to be completed by December 1998. Because of the deterioration of the capital markets and the inability to raise capital necessary to spin-off the Microsun business, ADLT concluded that it would wind-down the operations, close the manufacturing facilities and liquidate the assets of Microsun. In October 1999, management decided, with the approval of the board of directors, to retain the Microsun business -- the portable lighting fixture products business that uses metal halide lighting technology -- as part of ADLT's continuing operation. In accordance with the accounting requirements for recontinuance, the financial statements have been reclassified to present Microsun within continuing operations.

(5) In fiscal 1999, ADLT incurred an extraordinary loss on the early extinguishment of debt of $902. In fiscal 1998, ADLT incurred an extraordinary loss on the early extinguishment of debt of $604.

(6) In fiscal 1999, ADLT recorded $2,443 as a cumulative change in accounting principle relating to the write-off of start-up costs in accordance with the American Institute of Certified Public Accountants' Statement of Position
    (SOP) 98-5, "Reporting on the Costs of Start-Up Activities." SOP 98-5 provides authoritative guidance on accounting for and financial reporting of start-up costs and organization costs, and required that ADLT expense all previously capitalized start-up costs and organization costs as a cumulative effect of a change in accounting principle.

(7) Net earnings per share is based upon the income attributable to holders of common stock. Net earnings per share have been decreased by preferred share accretion of $1,208 ($.06 per share) for the nine months ended March 31, 2000.

(8) EBITDA is provided because it is a measure commonly used to evaluate a company's ability to service its indebtedness. EBITDA is presented to enhance the understanding of ADLT's operating results and is not intended to represent cash flows or results of operations in accordance with GAAP for the periods indicated. EBITDA is not a measurement under GAAP and is not necessarily comparable with similarly titled measures of other companies. Net cash flows from operating, investing and financing activities as determined using GAAP are also presented in Other Financial Data. In the nine months ended March 31, 1999, EBITDA was inadequate to cover interest expense by $39,296. In fiscal 1999, EBITDA was inadequate to cover interest expense by $71,404. In fiscal 1998, EBITDA was inadequate to cover interest expense by $21,435.

                                  RISK FACTORS

     An investment in our common stock involves a high degree of risk. You should consider carefully the following factors relating to our telecommunications business unit, as well as the factors relating to our business generally, our relationship with General Electric and other important matters identified under "Risk Factors" in the accompanying prospectus and the other information that we include or incorporate by reference in this supplement or the accompanying prospectus, in evaluating an investment in the common stock that we are offering.

MOST OF THE PROCEEDS OF THE OFFERING WILL BE USED TO FUND CAPITAL EXPENDITURES AND RESEARCH AND DEVELOPMENT AT OUR TELECOMMUNICATIONS BUSINESS UNIT, BUT INVESTORS WILL NOT OWN ANY DIRECT INTEREST IN THAT UNIT

     DSI has technology which is applicable to telecommunications applications. However, the effort to exploit this technology for production of additional telecommunications products and the expansion of production capabilities for current products, will require us to make substantial expenditures for facilities, machinery and research and development. We expect to use a large portion of the proceeds of the offering to fund these expenditures. However, since we are offering our common stock and not the stock of DSI, we cannot give any assurance that any of DSI's successes will be reflected in the price of our common stock.

IF DSI DOES NOT RECEIVE ADDITIONAL CAPITAL AT THE TIMES, IN THE AMOUNTS AND UPON THE TERMS REQUIRED, OUR BUSINESS COULD SUFFER

     We are devoting substantial resources for new facilities and equipment to the production of thin film coatings, assemblies and components used in telecommunications. Although we believe existing cash balances, cash flow from operations, available lines of credit and the proceeds from this offering of our common stock will be sufficient to meet DSI's capital requirements at least for the next 18 months, we may be required to seek additional equity or debt financing to compete effectively in these markets. We cannot precisely determine the timing and amount of such capital requirements and each will depend on several factors, including our acquisitions and the demand for our products and products under development. Such additional financing may not be available when needed or, if available, may not be on terms satisfactory to us.

ALLOCATION OF ADLT RESOURCES TO DSI MAY NOT BE IN THE BEST INTEREST OF ADLT SHAREHOLDERS

     The success of DSI's telecommunications business unit will depend not only on access to external sources of capital but also the internal resources of ADLT's consolidated business. Although we are allocating financial and human resources to DSI because we believe the investment will ultimately return enhanced value to ADLT and our shareholders, there can be no assurance of such success. In addition, the allocation of resources to the telecommunications business unit may result in us allocating fewer resources to our core lighting business. As a result, until such time, if any, that we achieve a positive return on our investment in DSI's telecommunications business unit, our future liquidity may be adversely affected and our operating results will be adversely affected.

INCREASED INVESTMENT IN DEVELOPMENT OF THE TELECOMMUNICATIONS BUSINESS UNIT MAY NEGATIVELY AFFECT OUR ABILITY TO COMPLY WITH A FINANCIAL COVENANT IN ONE OF OUR AGREEMENTS WITH GENERAL ELECTRIC COMPANY

     On October 6, 1999, GE made an investment of $20.6 million for 761,250 shares of our convertible preferred stock and a warrant for 1,000,000 shares of our common stock. Pursuant to the terms of the GE investment agreement, GE has the right, by converting its preferred shares and exercising warrants, to acquire approximately 4,000,000 of our common shares. GE may get additional rights in the future if we are unable to maintain a 2 to 1 ratio of earnings before interest, taxes, depreciation and amortization to interest charges for a six-month measurement period. Measurement periods are the six months ending on the last day of each fiscal quarter until September 30, 2010. We did not maintain this ratio for the six months ended December 31, 1999, but we have so far maintained the ratio for each measurement period since such date. If we fail to maintain the ratio in future measurement periods, GE would obtain the right to purchase and vote additional shares of our common stock and acquire voting control of our company, subject to approval by the Justice Department under the Hart-Scott-Rodino Antitrust Improvement Act of 1976. GE's right to purchase additional shares upon any failure would be at the market price at the time of the failure. On the first future failure, if it happens, GE would obtain rights to purchase and/or vote a number of shares determined by a formula at the time of the failure. The number of shares owned or available to GE at that time would be less than a majority of our common stock. At the time of the second future failure, if it happens, GE would own or have the right to purchase and/or vote the number of shares which would be a majority of our common stock. See "Risk Factors" in the accompanying prospectus and the information we incorporate by reference in the prospectus for additional information about our relationship with GE.

     We intend to devote substantial resources to developing DSI's telecommunications business. This will adversely affect our ability to meet the GE ratio until such time, if any, that we achieve positive earnings before interest, taxes, depreciation and amortization at DSI. Although we believe we will be able to manage our business to maintain the required ratio notwithstanding our investment in the telecommunications business, we can make no assurance that we will succeed in doing so for future measurement periods. If we fail to maintain the required ratio, in the circumstances described in the preceding paragraph, GE would obtain the additional rights to purchase and/or vote our common shares as described above. If GE exercises its right to purchase shares as described above, the price could be above or below the public offering price for the shares of our common stock in this offering. If the GE price is below the public offering price, it would dilute the interest of investors purchasing in this offering.

DSI MAY FAIL TO COMMERCIALIZE NEW PRODUCT LINES

     DSI intends to develop new product lines for use in the telecommunications industry. If DSI fails, our business will suffer. As DSI targets new telecommunications product lines and markets, DSI will further increase its sales and marketing, customer support and administrative functions to support anticipated increased levels of operations from these new products and markets as well as growth from existing products. DSI may not be successful in creating this infrastructure, and may not realize any increase in the level of its telecommunications sales and operations to offset the additional expenses resulting from this increased infrastructure.

IF THE TELECOMMUNICATIONS BUSINESS UNIT DOES NOT ACHIEVE ACCEPTABLE MANUFACTURING VOLUMES, YIELDS OR SUFFICIENT PRODUCT RELIABILITY, OUR OPERATING RESULTS COULD SUFFER

     The manufacture of DSI's products involves highly complex and precise processes, requiring production in highly controlled and clean environments. Changes in DSI's manufacturing processes, or those of its suppliers, or inadvertent use of defective or contaminated materials, could significantly reduce DSI's manufacturing yields and product reliability. To the extent that the telecommunications business unit does not achieve acceptable manufacturing yields or experiences product shipment delays, our business, operating results and financial condition could be materially and adversely affected.

     If we are successful in expanding the market for DSI's telecommunications products, we must increase our manufacturing volumes to meet customers' needs and satisfy customer demand. Failure to do so may materially harm our business, operating results and financial condition. In some cases, existing manufacturing techniques, which involve substantial manual labor, may be insufficient to achieve the volume or cost targets of our customers. As such, we will need to develop new manufacturing processes and techniques, which are anticipated to involve higher levels of automation, to achieve the targeted volume and cost levels. In addition, it may be difficult to hire qualified manufacturing personnel in a timely fashion, if at all, when customer demands increase over shortened time periods. While we continue to devote research and development efforts to improvement of our manufacturing techniques and processes, we may not achieve manufacturing volumes and cost levels that will fully satisfy customer demands.

IF DSI'S CUSTOMERS DO NOT QUALIFY DSI'S MANUFACTURING LINES FOR VOLUME SHIPMENTS, OUR OPERATING RESULTS COULD SUFFER

     Customers will not purchase any of DSI's products (other than limited numbers of evaluation units) prior to qualification of the manufacturing line for the product. Each new manufacturing line must go through varying levels of qualification with our customers. This qualification process determines whether the manufacturing line achieves the customers' quality, performance and reliability standards. Delays in qualification can result in significant lost revenue opportunity over the term of that program. DSI may experience delays in obtaining customer qualification of new facilities. If DSI fails in the timely qualification of these or other new manufacturing lines, our operating results and customer relationships would be adversely affected.

THE UNPREDICTABILITY OF THE SUCCESS OF OUR TELECOMMUNICATIONS BUSINESS UNIT AND OTHER FACTORS COULD CAUSE OUR STOCK PRICE TO BE VOLATILE OR DECLINE

     We cannot predict the ultimate success of our telecommunications business unit, which may cause substantial fluctuations in the market price of our common stock. Our net revenues and operating results in future quarters may be below the expectations of public market securities analysts and investors. In such event, the price of our common stock would likely decline, perhaps substantially.

FIBER OPTIC COMPONENT AVERAGE SELLING PRICES ARE DECLINING

     Prices for telecommunications fiber optic components are generally declining because of, among other things, increased competition and greater unit volumes as telecommunications service providers continue to deploy fiber optic networks. We anticipate that average selling prices will decrease in the future in response to product introductions by competitors and DSI or to other factors, including price pressures from significant customers. Therefore, DSI must continue to (1) timely develop and introduce new products that incorporate features that can be sold at higher selling prices and (2) reduce its manufacturing costs. Failure to achieve any or all of the foregoing may have a material adverse effect on our business, financial condition and operating results.

BECAUSE OUR PRIMARY COMPETITORS HAVE MORE RESOURCES THAN WE DO, WE MAY LACK THE RESOURCES TO FULLY DEVELOP THE TELECOMMUNICATIONS BUSINESS UNIT

     DSI competes with respect to its major telecommunications products with numerous producers of components and systems, many of which possess greater financial, manufacturing, marketing and distribution resources than DSI. The principal competitors for DSI's products are certain large OEMs, such as JDS Uniphase Corporation, Corning Incorporated, Nortel Networks Corporation, and Lucent Technologies, Inc., which have significant internal capability to manufacture thin film filter products, and a variety of smaller companies which specialize in optical coatings, such as DiCon Fiberoptics, Inc., Precision Optics Corp., Inc., Barr Associates, Inc., Iridian Spectral Technologies, Ltd., Thin Film Technologies, Inc., and Evaporated Coatings, Inc. DSI's failure to effectively compete in the telecommunications market could adversely affect the trading price of our common stock.

                           FORWARD-LOOKING STATEMENTS

     This prospectus supplement may contain forward-looking statements that involve risks and uncertainties. These risks include:

     - the timely development and market acceptance of new products,

     - the possibility that any success at DSI will not be reflected in the value of the ADLT common stock which we are selling in the offering,

     - the ability to provide adequate incentives to retain and attract key employees,

     - the impact of competitive products and pricing, and

     - other risks, which are set out in more detail under the heading "Risk Factors" beginning on page S-10 of this prospectus supplement and on page 6 of the accompanying prospectus.

     For this purpose, any statement contained herein that is not a statement of historical fact may be deemed to be a forward-looking statement. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," and similar expressions are intended to identify forward-looking statements. Our actual results may differ materially from those indicated by such forward-looking statements based on the factors outlined above.

                                USE OF PROCEEDS

     The net proceeds from the sale of the common stock (assuming that all 1,700,000 shares offered are sold), after deducting the agents' commissions and estimated fees and expenses, are expected to be approximately $23 million and will be used as follows:

     - substantially all of the net proceeds (approximately $23 million) for expenditures on capital improvements, including optical coating production equipment, filter testing and measuring equipment and production facilities, and on research and development, in our telecommunications business unit; and

     - the remaining proceeds, if any, for general corporate purposes.

     Until we use the proceeds for these purposes, they may be applied to repay indebtedness under our revolving bank credit facility, which may be reborrowed from time-to-time. We had $25.3 million of borrowings outstanding under our revolving credit facility as of July 31, 2000. These borrowings had an effective interest rate of 9.5% at July 31, 2000, and the revolving credit facility matures in May 2002. At July 31, 2000, we also had $17.3 million outstanding under our bank term credit facility.

                                DIVIDEND POLICY

     We have never declared or paid cash dividends on our capital stock and do not anticipate paying cash dividends in the foreseeable future. We intend to retain any future earnings for reinvestment in our business. Our agreement with the lending banks under our revolving bank credit facility, which matures in 2002, prohibits dividends without our banks' consent. Our indenture relating to our 8% Senior Notes due 2008 allows dividends only from cumulative profits and proceeds of stock sales after March 31, 1998. At March 31, 2000 this amount was in deficit by $79.7 million, which means dividends (other than dividends payable in ADLT stock) may not be paid until the total of our cumulative income (excluding special items) and proceeds of sales of our equity securities exceeds $79.7 million, unless we also get the consent of the holders of our 8% Senior Notes.

                          PRICE RANGE OF COMMON STOCK

     Our common stock traded is traded on the Nasdaq National Market. The following table sets forth the range of high and low sale prices per share of our common stock as reported on the Nasdaq National Market for the fiscal periods indicated.

                                                                HIGH        LOW
                                                              --------    --------
FISCAL YEAR 1999
  First quarter ended September 30, 1998....................  $27.75      $ 8.31
  Second quarter ended December 31, 1998....................   21.78        4.38
  Third quarter ended March 31, 1999........................   13.94        6.00
  Fourth quarter ended June 30, 1999........................    9.00        5.63
FISCAL YEAR 2000
  First quarter ended September 30, 1999....................  $ 9.00      $ 6.88
  Second quarter ended December 31, 1999....................    8.50        4.75
  Third quarter ended March 31, 2000........................   23.75        5.56
  Fourth quarter ended June 30, 2000........................   22.00        9.13
FISCAL YEAR 2001
  First quarter ending September 30, 2000 through August 30,
     2000...................................................  $19.94      $11.31

     On August 30, 2000, the last sale price of our common stock on the Nasdaq National Market was $16.625 per share. On July 31, 2000, there were approximately 298 holders of record of our common stock.

                                 CAPITALIZATION

     The following table sets forth our cash, cash equivalents and short-term investments, our short-term debt and current portion of long-term debt, our long-term debt and our capitalization as of March 31, 2000 (a) on an actual basis and (b) as adjusted to reflect this offering of our common stock (assuming that all 1,700,000 shares offered are sold) and the application of the net proceeds from this offering as set forth under "Use of Proceeds." This table should be read in conjunction with our consolidated financial statements and related notes that we have incorporated by reference in the accompanying prospectus.

                                                               AS OF MARCH 31, 2000
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
                                                                    (UNAUDITED)
                                                                  (IN THOUSANDS,
                                                                EXCEPT SHARE DATA)
Cash, cash equivalents and short-term investments...........  $  3,744     $  6,822
                                                              ========     ========
Short-term debt and current portion of long-term debt.......  $  6,459     $  6,459
                                                              ========     ========
Long-term debt (1):
  Bank revolving credit facility............................  $ 19,823     $      0
  Bank term credit facility and other.......................    37,947       37,947
  8% Senior Notes...........................................   100,000      100,000
Preferred Stock, $.001 par value per share; 1,000,000
  shares authorized; 761,250 Series A convertible redeemable shares issued and outstanding (redemption value -
  $21,356)..................................................  $ 16,411     $ 16,411
Common Shareholders' equity:
  Common Stock, $.001 par value per share; 80,000,000 shares authorized; 20,446,000 shares issued and outstanding
     and 22,146,000 shares issued and outstanding, as
     adjusted (2)...........................................        20           22
  Additional paid-in capital................................   195,995      218,894
  Accumulated other comprehensive income (loss).............    (1,471)      (1,471)
  Loan receivable from officer..............................    (9,349)      (9,349)
  Retained earnings (deficit)...............................  (101,521)    (101,521)
                                                              --------     --------
     Total common shareholders' equity......................    83,674      106,575
                                                              --------     --------
     Total capitalization...................................  $100,085     $122,986
                                                              ========     ========

---------------

(1) At July 31, 2000, total borrowings under the bank credit facility were $42,600.

(2) All outstanding share amounts exclude 2,934,233 shares subject to outstanding options at March 31, 2000 under our benefit plans. Common stock outstanding also excludes the 3,045,000 shares issuable upon conversion of our Series A Preferred Stock and the 1,000,000 shares issuable upon exercise of an outstanding warrant to purchase our common stock.

                           CERTAIN LEGAL PROCEEDINGS

     We have discussed pending and threatened legal actions in the documents filed with the SEC which are incorporated by reference in the accompanying prospectus. The following is a brief summary of the actions discussed in recent filings.

     In 1999, three class action suits were filed against us and our CEO by certain alleged shareholders on behalf of themselves and purported classes consisting of our shareholders, other than the defendants and their affiliates, who purchased stock during the period from December 30, 1997 through September 30, 1998 or various portions thereof. The suits have been consolidated into a single action now pending before a single judge. The consolidated complaint alleges generally that certain disclosures attributed to us contained misstatements and omissions alleged to be violations of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5, including claims for "fraud on the market" arising from alleged misrepresentations and omissions with respect to our financial performance and prospects and alleged violations of generally accepted accounting principles by, among other things, improperly recognizing revenue and improper inventory accounting. The complaint seeks certification of the purported class, unspecified compensatory and punitive damages, pre- and post-judgment interest and attorneys' fees and costs.

     We and our CEO believe that these claims lack merit. We and the CEO filed a Motion to Dismiss the Complaint, which was denied. The case will now proceed. We and the CEO intend to continue to vigorously defend against this action.

     Excluding the action noted above, we do not have pending any litigation which, separately or in the aggregate, if adversely determined, could reasonably be expected to have a material adverse effect on us. We may, from time to time, be a party to litigation or administrative proceedings which arise in the normal course of our business.

     Our DSI subsidiary has received notice from a competitor, which manufactures and markets equipment for the application of thin-films and provides thin-film coatings for lighting and other markets. The competitor questioned whether certain of DSI's equipment infringes on the competitor's patented process. DSI responded to this inquiry and has not received any further communication concerning this question as to infringement since April 1999. In the event any claim of infringement is made, DSI's management intends to vigorously defend any such claim. Separately, the same competitor has filed an opposition to DSI's European MicroDyn patent. DSI has defended and intends to continue to vigorously defend such opposition. We do not expect such patent opposition to be successful and, even if it were successful, we do not believe that it would have a material adverse effect on DSI's or our business, business prospects or results of operations.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Once the offering made by this prospectus supplement is complete, we will have 22,187,520 shares of common stock outstanding (assuming all 1,700,000 shares offered are sold). Of these shares, approximately 17,331,456 shares will be freely tradeable without restriction or registration under the Securities Act by persons who are not "affiliates" of ADLT, as defined in the Securities Act. The remaining approximately 4,856,064 shares of our common stock outstanding will be "restricted securities" as defined by Rule 144.

     In general, under Rule 144, a person, or a group of persons if their shares are required to be aggregated, who for at least one year has beneficially owned shares of our common stock that have not been registered under the Securities Act or that were acquired from one of our "affiliates" as defined under the Securities Act is entitled to sell shares of common stock subject to certain limitations. The person or group may not sell within any three-month period a number of shares that is more than the greater of (1) one percent of the number of then outstanding shares of our common stock and (2) the average weekly reported trading volume during the four calendar weeks preceding the sale. The sales of the person or group under Rule 144 also are subject to notice requirements and to there being current information publicly available about ADLT. Also, these sales must be made in unsolicited brokers' transactions or to a market maker.

     A person, or a group of persons if their shares are required to be aggregated, who is not our "affiliate" during the three months preceding a sale and who had beneficially owned shares of our common stock for at least two years is entitled to sell those shares without regard to the volume, notice, information and manner of sale provisions of Rule 144.

     As of July 31, 2000, we had reserved an aggregate of 3,807,315 shares of our common stock for issuance upon the exercise of outstanding options granted to our employees and directors. Except for any shares held by our "affiliates" as defined under the Securities Act, shares issued upon exercise of these options are freely tradeable. In addition, 3,045,000 shares of our common stock (subject to adjustment as described in the prospectus) are issuable upon conversion of shares of our Series A preferred stock and 1,000,000 shares of our common stock (subject to adjustment as described in the prospectus) are issuable upon exercise of a warrant. The Series A preferred stock and the warrant were acquired by General Electric Company on October 6, 1999 in a private transaction. GE is one of our "affiliates." After October 6, 2000, GE will be legally entitled to sell those shares in accordance with Rule 144. In addition, GE and former shareholders of Ruud Lighting, Inc. have a right to require us to register their shares for an offering to the public. This applies to the total 4,045,000 shares which GE would receive upon conversion of the Series A preferred stock and exercise of the warrant. There are a total of 3,000,000 shares subject to the agreement with former Ruud Lighting, Inc. shareholders.

     We cannot predict the effect, if any, that sales of shares of our common stock or the availability of shares of our common stock for sale will have on the prevailing market price of our common stock. However, sales of significant amounts of our common stock, or the perception that significant sales of our common stock may occur, could adversely affect the prevailing market price of our common stock. Significant sales of shares of our common stock could also impair our ability to raise capital by issuing additional equity securities.

     In lock-up agreements entered into in connection with the offering, we and certain of our existing executive officers/directors and GE have agreed, for a lock-up period of 90 days after the date of this prospectus supplement, not to make certain dispositions of any shares of our common stock. The executive officers/directors who have executed these lock-up agreements hold in aggregate approximately 5,250,770 shares of our common stock, and GE holds 430,887 shares of our common stock and has the current right to acquire 4,045,000 additional shares upon conversion of the Series A preferred stock and exercise of its warrant. The persons subject to these lock-up agreements have agreed they will not, without the written consent of Raymond James & Associates, Inc., directly or indirectly:

     - offer, sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of any shares of ADLT's capital stock, or any securities convertible into or exercisable or exchangeable for, or any rights to purchase or otherwise acquire, any shares of ADLT's capital stock;

     - exercise or seek to exercise or effectuate in any manner any rights of any nature to require ADLT to register under the Securities Act the sale, transfer or other disposition of any of ADLT's capital stock or other securities of ADLT, or to otherwise participate as a selling securityholder in any manner in any registration effected by ADLT under the Securities Act; or

     - engage in any hedging, collar or other transaction which is designed to or reasonably expected to lead to, or result in, a disposition of ADLT's capital stock, or any securities convertible into or exercisable or exchangeable for, or any rights to purchase or otherwise acquire, any shares of ADLT's capital stock.

     Raymond James & Associates Inc. has consented to "zero cost collar" transactions expected to be entered into by Messrs. Wayne R. Hellman (our CEO) and Louis S. Fisi (one of our directors and formerly one of our officers) with respect to 250,000 shares and 50,000 shares, respectively. In a "zero cost collar" transaction, the shareholder buys an option which will pay an amount if our common stock price falls to a level which is set at a fixed percentage below our current market price. At the same time, the shareholder sells an option which requires him to pay an amount if our common stock rises to a level which is set at a higher fixed percentage above our current market price. The transaction will have a settlement date at least six months from the date of the options. Whether the shareholder receives or pays money will be determined by the price of our common stock on the settlement date. The effect of the "collar" is to limit the risk to the shareholder in return for a limitation on the shareholder's potential gain for the number of shares covered by the "collar." In addition, shares held in margin accounts may be sold by the margin lender if the value of the securities in the account falls below agreed levels.

     The restrictions of the lock-up agreements do not apply to:

     - the sale of the shares of common stock in this offering;

     - the issue of shares of common stock upon the exercise of outstanding stock options;

     - the issue of options pursuant to our stock option plans;

     - the sale of any shares of common stock subject to a pledge or other security arrangement existing on the date of this prospectus supplement, made in good faith pursuant to the terms of the pledge or other security arrangement. This exception only applies to pledges and other security arrangements which shareholders have told the agents about; or

     - in the case of GE only, transfers of shares of common stock to affiliates of GE, provided that any such transferee agrees to be bound by the terms of the lock-up agreement and to enter into a similar agreement with Raymond James on its own behalf, or private sales of any shares of common stock to a third party in a transaction that is exempt from the registration requirements of the Securities Act, provided that any such purchaser agrees to be bound by the terms of the lock-up agreement and to enter into a similar agreement with Raymond James on its own behalf, and provided further that upon any such sale such securities are "restricted securities" within the meaning of Rule 144 under the Securities Act.

                              PLAN OF DISTRIBUTION

     Subject to the terms and conditions of an agency agreement dated August 31, 2000, Raymond James & Associates, Inc. and Sanders Morris Harris Inc. have severally agreed to use their reasonable best efforts, on an agency basis, to assist us to find buyers for the 1,700,000 shares of common stock in this offering.

     The following table summarizes the agents' commissions to be paid by us to the agents for each share of our common stock sold and in total (assuming all 1,700,000 shares offered are sold).

                                                              PER SHARE    TOTAL FEES
                                                              ---------    ----------
Agents' Commissions Payable by Us...........................    $.975      $1,657,500

     In addition, we estimate that we will spend approximately $942,000 in expenses for this offering.

     We propose to offer the shares of common stock through the agents to the public at the public offering price set forth on the cover page of this prospectus supplement. The agents may offer the shares to dealers at that price less a concession not in excess of $.58 per share. The agents may allow, and the dealers may reallow, a discount not in excess of $.10 per share to other dealers. The offering of the shares of common stock is made subject to prior sale and to withdrawal, cancellation or modification of this offering without notice, and the obligations of the agents are subject to conditions contained in the agency agreement, such as the receipt by the agents of officers' certificates and legal opinions. We reserve the right to reject an order for the purchase of shares in whole or in part.

     We and certain of our existing executive officers/directors and GE have agreed that for a period of 90 days after the date of this prospectus supplement, that we and they will not, without the prior written consent of Raymond James & Associates, Inc., directly or indirectly:

     - offer, sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of any shares of ADLT's capital stock, or any securities convertible into or exercisable or exchangeable for, or any rights to purchase or otherwise acquire, any shares of ADLT's capital stock;

     - exercise or seek to exercise or effectuate in any manner any rights of any nature to require ADLT to register under the Securities Act the sale, transfer or other disposition of any of ADLT's capital stock or other securities of ADLT, or to otherwise participate as a selling securityholder in any manner in any registration effected by ADLT under the Securities Act; or

     - engage in any hedging, collar or other transaction which is designed to or reasonably expected to lead to, or result in, a disposition of ADLT's capital stock, or any securities convertible into or exercisable or exchangeable for, or any rights to purchase or otherwise acquire, any shares of ADLT's capital stock.

     Raymond James & Associates, Inc. has consented to "zero cost collar" transactions expected to be entered into by Messrs. Wayne R. Hellman (our CEO) and Louis S. Fisi (one of our directors and formerly one of our officers) with respect to 250,000 shares and 50,000 shares, respectively. In a "zero cost collar" transaction, the shareholder buys an option which will pay an amount if our common stock price falls to a level which is set at a fixed percentage below our current market price. At the same time, the shareholder sells an option which requires him to pay an amount if our common stock rises to a level which is set at a higher fixed percentage above our current market price. The transaction will have a settlement date at least six months from the date of the options. Whether the shareholder receives or pays money will be determined by the price of our common stock on the settlement date. The effect of the "collar" is to limit the risk to the shareholder in return for a limitation on the shareholder's potential gain for the number of shares covered by the "collar."

     The restrictions of the lock-up agreements do not apply to:

     - the sale of the shares of common stock in this offering;

     - the issue of shares of common stock upon the exercise of outstanding stock options;

     - the issue of options pursuant to our stock option plans;

     - the sale of any shares of common stock subject to a pledge or other security arrangement existing on the date of this prospectus supplement, made in good faith pursuant to the terms of the pledge or other security arrangement. This exception only applies to pledges and other security arrangements which shareholders have told the agents about; or

     - in the case of GE only, transfers of shares of common stock to affiliates of GE, provided that any such transferee agrees to be bound by the terms of the lock-up agreement and to enter into a similar agreement with Raymond James on its own behalf, or private sales of any shares of common stock to a third party in a transaction that is exempt from the registration requirements of the Securities Act, provided that any such purchaser agrees to be bound by the terms of the lock-up agreement and to enter into a similar agreement with Raymond James on its own behalf, and provided further that upon any such sale such securities are "restricted securities" within the meaning of Rule 144 under the Securities Act.

     Until the offering of the shares of common stock is completed, applicable rules of the Securities and Exchange Commission may limit the ability of the agents to bid for and purchase the common stock. However, in connection with the offering, Raymond James & Associates, Inc., on behalf of the agents, may purchase and sell shares of common stock in the open market. These transactions may include short sales and stabilizing transactions. Short sales involve sales of common stock in excess of the number of shares of common stock owned by the agents. The agents must close out any short position by purchasing shares of common stock in the open market. A short position is more likely to be created if the agents are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchase of shares in the open market while the offering is in progress.

     These activities by the agents may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the agents without notice at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise. Also, prior to the pricing of the shares and until such time when a stabilizing bid may have been made, the agents who are market makers in the shares may make bids for or purchases of shares subject to certain restrictions, known as passive market making activities.

     We have agreed to indemnify the several agents against certain liabilities, including liabilities under the Securities Act, and to contribute to payments which the agents may be required to make in respect thereof.

     The agents have from time-to-time performed, and/or may in the future perform, various investment banking and financial advisory services on a fee for services basis for ADLT.

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PROSPECTUS
-----------

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

                                  ADLT TRUST I

          By this prospectus, we may offer up to $300,000,000 of our:

                   DEBT SECURITIES

                   COMMON STOCK

                   PREFERRED STOCK

                   DEPOSITARY SHARES

                   WARRANTS

                   PREFERRED SECURITIES OF ADLT TRUST I.

     INVESTING IN THE SECURITIES COVERED BY THIS PROSPECTUS INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

     NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED ON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the supplements carefully before you invest.

     We may offer the securities directly or through underwriters, agents or dealers. The supplement will describe the terms of that plan of distribution. "Plan of Distribution" below also provides more information on this topic.

                The date of this prospectus is August 31, 2000.

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that ADLT and the Trust filed with the SEC utilizing a "shelf" registration process. Under this shelf process, ADLT and/or the Trust may sell any combination of the securities described in this prospectus in one or more offerings up to a total offering price of $300,000,000. This prospectus provides you with a general description of the securities ADLT and the Trust may offer. Each time ADLT and/or the Trust offers to sell securities, ADLT and/or the Trust will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus, the applicable prospectus supplement and the additional information described below under the heading "Where You Can Find More Information."

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Advanced Lighting Technologies, Inc.........................    3
The Trust...................................................    4
Risk Factors................................................    6
Ratio of Earnings to Fixed Charges and Preferred Stock
  Dividends.................................................   12
Special Note Regarding Forward-Looking Statements...........   12
Use Of Proceeds.............................................   13
Description Of Debt Securities..............................   13
Description Of Capital Stock................................   24
Description Of Depositary Shares............................   28
Description of Warrants.....................................   32
Description of Trust Preferred Securities...................   33
Plan Of Distribution........................................   37
Legal Matters...............................................   38
Experts.....................................................   38
Where You Can Find More Information.........................   38

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YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY SUPPLEMENT. NO ONE IS AUTHORIZED TO PROVIDE YOU WITH DIFFERENT INFORMATION.

WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY LOCATION WHERE THE OFFER IS NOT PERMITTED.

YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS, INCLUDING INFORMATION INCORPORATED BY REFERENCE, IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THE PROSPECTUS.

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

     Advanced Lighting Technologies, Inc. is an innovation-driven designer, manufacturer and marketer of metal halide lighting products. Metal halide lighting combines energy efficient light with long lamp life. It also allows users to see colors as they appear in natural sunlight, unlike lighting systems using other technologies. Another advantage of metal halide systems is their relatively compact size. We believe that we are the only designer and manufacturer in the world focused primarily on metal halide lighting. As a result of this unique focus, we have developed substantial expertise in all aspects of metal halide lighting. We believe that this focus enhances our ability to respond to customer demand and has contributed to our technologically advanced product development and manufacturing capabilities.

     We have expanded our business to design, manufacture and market a broad range of metal halide products, from basic materials to finished products, and manufacturing equipment, including:

     - materials used to make lamps (the industry term for light bulbs),

     - lamps and other components for lighting systems,

     - complete metal halide lighting systems (i.e., the complete assemblies necessary to create light when connected to electricity), and

     - equipment used to produce metal halide lamps and thin film coatings which are used to coat objects to change the performance of the object without disturbing images, for example, anti-reflective coatings on eyeglasses.

     We use some of our materials and components in the manufacture of our own lighting systems for sale to end users. We also sell materials and components to third-party manufacturers for use in the production of their metal halide products. The integration of our product approach is illustrated below:

                                                METAL HALIDE PRODUCTS

                                 Vertical Integration from Materials through Systems

                                                                                              Innovative Products
  Products for Manufacturers                     Products for End Users                          for End Users

                                        Metal Halide
           MATERIALS                      Systems
                                        Produced by                                                   New
             LAMPS                          ADLT                                                  Applications
                                                                     Commercial/
        POWER SUPPLIES                                               Industrial/          -Fiber Optics
                                                                       Outdoor            -Residential
           CONTROLS                  Replacement Parts               Applications         -Headlights
                                     Sold to End Users                                    -Projection TV
        OPTICS/COATINGS
                                    Metal Halide Systems
                                        Produced by
                                       Third Parties

     We produce over 300 ultra-pure metal halide salts, which are the primary ingredients in our lamps that give the lamps their superior lighting quality and true-to-life color. We believe that we produce 100% of the metal halide salts used in the manufacture of metal halide lamps in the United States and over 80% of salts used worldwide. We currently market over 460 types of metal halide lamps (76 specialty, 258 "second-generation" Uni-Form(R) pulse start and 132 standard-type), giving us the most diverse product line of any metal halide lamp manufacturer. In addition, we offer components for metal halide and other discharge lamp systems. We also assemble and market complete metal halide systems, which an end user may install to produce light. We produce thin film coatings for applications such as components in telecommunications systems using fiber optic cables, metal halide lamps, and aerospace and defense projects. We also produce the instruments for measuring and testing film coatings.

METAL HALIDE

     Invented approximately 35 years ago, metal halide is the newest of all major lighting technologies. It produces the closest simulation to sunlight of any available lighting technology. Currently, metal halide lighting is used primarily in

     - commercial and industrial applications such as factories and warehouses,

     - outdoor site and landscape lighting,

     - sports facilities, and

     - large retail spaces such as superstores.

Due to metal halide's superior lighting characteristics and efficiency, we believe there are many opportunities to "metal halidize" lighting markets currently dominated by older incandescent and fluorescent lighting. Metal halide lamps provide very high efficiency (70 to 110 lumens per watt), without distorting colors. Metal halide lamps are compact in size and have long lamp life (10,000 to 20,000 hours).All of these things make them the best choice for many uses. For example, a 100 watt metal halide lamp is approximately the same size as a household incandescent lamp, but produces as much light as five 100 watt incandescent lamps. It also produces as much light as three 34-watt, four-foot long fluorescent lamps. Metal halide systems generally offer lower costs over the life of a system, but the installation of a metal halide lighting system typically involves higher initial costs than incandescent and fluorescent lighting systems. Further, metal halide lamps cannot be used in the incandescent and fluorescent lighting fixtures which are very common in existing commercial and industrial facilities.

     We believe that the majority of the growth of metal halide lighting has occurred in commercial and industrial applications. The lighting industry has introduced metal halide systems in fiber optic, projection television and automotive headlamp applications. We believe that additional opportunities for metal halide lighting exist in other applications where energy efficiency and light quality are important. As a result of our dominant position in metal halide materials, we expect to benefit from continued growth in metal halide markets. In addition, we expect to be a leader in metal halide's continued market expansion by providing new and technically superior innovative metal halide system components and complete systems.

     Our principal place of business is located at 32000 Aurora Road, Solon, Ohio 44139 and our telephone number is 440/519-0500.

                                   THE TRUST

     We formed ADLT Trust I as a statutory business trust under Delaware law. The Trust is governed by

     - a declaration of trust (which may be changed, and which we refer to in this prospectus as the "declaration"); and

     - a certificate of trust filed with the Delaware Secretary of State on June 1, 1998.

     We formed the Trust so that it may engage in the following limited activities:

     - issuing the trust preferred securities and common securities representing undivided beneficial interests in the assets of the Trust,

     - investing the gross proceeds of the trust securities in a specific series of debt securities issued by us, and

     - engaging in only those other activities necessary or incidental to these purposes.

     We will own all of the trust common securities. The trust common securities will rank equally (pari passu), and payments will be made on trust common securities pro rata, with the trust preferred securities. Upon an event of default under the declaration, our rights as holder of the trust common securities to payment of distributions and payments upon liquidation, redemption, and otherwise will be subordinated to the rights of the holders of the trust preferred securities. Prior to making an offering of trust preferred securities, we will, directly or indirectly, acquire trust common securities in an aggregate liquidation amount equal to approximately 3% of the total capital of the Trust. The Trust's business and affairs will be conducted by the trustees who we will appoint. Except in limited circumstances, we will be entitled to appoint, remove, or replace any of the ADLT trustees. We will be able to change the number of ADLT trustees. The declaration sets out the duties and obligations of the ADLT trustees. A majority of the ADLT trustees will be persons who we employ or who are our officers or affiliates. One ADLT trustee will be a financial institution which will not be affiliated with us and which shall act as property trustee and indenture trustee under the Trust Indenture Act of 1939. In addition, unless the property trustee maintains a principal place of business in the State of Delaware, and otherwise meets the requirements of applicable law, one ADLT trustee must have its principal place of business in or reside in the State of Delaware.

     We will pay all fees and expenses related to the Trust and the offering of trust securities. We will pay distributions with respect to the trust preferred securities from time to time out of money legally available to the Trust. We will guarantee payment on liquidation, redemption or otherwise with respect to the trust preferred securities, described in this prospectus. See "Description of Trust Preferred Securities -- Trust Preferred Securities Guarantee." Unless otherwise specified in the applicable prospectus supplement, our obligations under the trust preferred securities guarantee will be subordinate and junior in right of payment to all of our other liabilities. These obligations will rank equally (pari passu) in right of payment with the most senior preferred stock, if any, that we may issue from time to time.

     The Trust's principal place of business will be c/o Advanced Lighting Technologies, Inc., 32000 Aurora Road, Solon, Ohio 44139 (telephone 440/519-0500).

                                  RISK FACTORS

     You should consider carefully the following factors, as well as the other information that we include or incorporate by reference in this prospectus or in a supplement to this prospectus, in evaluating an investment in the securities that we are offering.

IF METAL HALIDE LAMPS, OUR PRIMARY PRODUCT, DO NOT GAIN WIDER MARKET ACCEPTANCE, OUR BUSINESS AND FINANCIAL PERFORMANCE MAY SUFFER

     We derive a substantial portion of our net sales and income from selling metal halide materials, systems and components, and production equipment. Revenues from metal halide products represented between approximately 74% of net sales in fiscal 1999 and 73% of net sales in fiscal 1998. Our current operations and growth strategy are focused on the metal halide lighting industry. Metal halide is the newest of all commercial lighting technologies. Metal halide lamp sales represented approximately 10% of domestic lamp sales in 1999 compared to fluorescent and incandescent lamps which represented approximately 85% of the same market. We attribute our success to the increased acceptance of metal halide lighting in commercial and industrial uses. Our future results are dependent upon continued growth of metal halide lighting for these and other uses. However, metal halide lamps are not compatible with the substantial installed base of incandescent and fluorescent lighting fixtures, and the installation of a metal halide lighting system typically involves higher initial costs than incandescent and fluorescent lighting systems. Metal halide products may not continue to gain market share within the overall lighting market or competitors may introduce better lighting technologies, displacing metal halide lighting in the market. As a growth company, either of these occurrences could have a material adverse effect on our business and our results of operations and the value of our securities.

GENERAL ELECTRIC COMPANY'S RELATIONSHIP WITH US COULD LIMIT OUR ABILITY TO GROW

     On October 6, 1999, GE made an investment of $20.6 million for 761,250 shares of our convertible preferred stock and a warrant for 1,000,000 shares of our common stock. Pursuant to the terms of the GE investment agreement, GE has the right, by converting its preferred shares and exercising warrants, to acquire approximately 4,000,000 of our common shares. GE may get additional rights in the future if we are unable to maintain a 2 to 1 ratio of earnings before interest, taxes, depreciation and amortization to interest charges for a six-month measurement period. Measurement periods are the six months ending on the last day of each fiscal quarter until September 30, 2010. We did not maintain this ratio for the six months ended December 31, 1999, but we did for the six months ended March 31, 2000. If we fail to maintain the ratio in future measurement periods, GE would obtain the right to purchase and vote additional shares of our stock and acquire voting control of our company. On the first future failure, if it happens, GE would obtain rights to purchase and/or vote a number of shares determined by a formula at the time of the failure. The number of shares owned or available to GE at that time would be less than a majority of our stock. At the time of the second future failure, if it happens, GE would own or have the right to purchase and/or vote the number of shares which would be a majority of our stock. The existence of a large block of shares which could effectively control our shareholder votes, or which could be sold in public or private sales, may limit our ability to obtain financing in the future from other sources, including public offerings or private sales of our common stock.

GENERAL ELECTRIC COMPANY'S RIGHTS COULD STRAIN OUR FINANCIAL RESOURCES

     In October 2004, GE has a one-time right to make us redeem their preferred stock, although we have up to one year to arrange financing. GE also has the right to make us redeem their preferred stock if GE does not get the necessary governmental approvals of their rights to acquire more of our shares in the future, if we issue additional common shares, or if we borrow more than a total of $210 million. The existence of these limits may reduce our ability to obtain financing in the future. If we have to redeem the preferred stock, our financial resources will be reduced, and could cause us to default under the indenture governing our 8% Senior Notes Due 2008. We are required to redeem shares of this preferred stock which have not been converted to common stock by October 2010. Although GE cannot make us redeem their preferred stock if a default results, the failure to redeem GE's preferred stock after GE makes a request for redemption could adversely affect our relationship with GE.

GENERAL ELECTRIC COMPANY'S RELATIONSHIP WITH US COULD HARM OUR RELATIONSHIP WITH OTHER LIGHTING COMPANIES

     GE's investment is expected to increase our operating flexibility. In addition, we anticipate that this will strengthen our supplier-customer relationship with GE. However, some of our significant suppliers and customers are also lighting companies. We have not experienced any adverse impact from these other companies since the March 1999 public announcement of the agreement in principle regarding the investment. However, we do not yet know if this increased investment will have an adverse affect on our relationship with other major companies in the lighting business.

OUR DEGREE OF INDEBTEDNESS COULD LIMIT OUR ABILITY TO GROW AND REACT TO CHANGES IN MARKET CONDITIONS

     At March 31, 2000, we had approximately $164.2 million of total indebtedness outstanding and $100.1 million of preferred and common shareholders' equity. At March 31, 2000, we also had $20.2 million available (subject to borrowing base compliance and other limitations) to be drawn under our bank credit facility.

     The indentures under which we have issued and may issue our debt securities permit us and our subsidiaries to incur substantial amounts of additional indebtedness in the future. The degree to which we are leveraged could have important consequences to holders of our securities, including the following:

     - our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or other purposes may be limited, and

     - our flexibility in planning for or reacting to changes in market conditions may be limited, causing us to be more vulnerable in the event of a downturn in our business.

OPERATING WITHOUT ADDITIONAL CASH RESOURCES COULD LIMIT OUR OPERATIONS AND
GROWTH

     In the last half of fiscal 1999, we instituted cost reduction measures intended to allow our operations to produce more cash revenues than we spend on operations. We have spent more money on our operations than the revenues our operations have generated in each of our last three fiscal years and the first nine months of fiscal year 2000, and have spent more money on operations and investing in our business than our operations have generated in each of our last four fiscal years and in the first nine months of fiscal year 2000. While we believe we will generate more cash in our operations than we are spending on operations, we can't assure investors that the cost-saving measures will generate positive cash flow from our operations in the future. In addition, we are not currently generating sufficient cash in our business to make the investments in our future growth which we would like. Our ability to borrow additional money under our $60 million bank credit facility which we entered into on May 21, 1999 is limited. In order to have enough cash for future operations and growth, we must generate greater net cash flow and/or demonstrate our ability to achieve acceptable financial results in order to increase our access to additional cash resources from lenders and investors.

OUR LOAN TO MR. HELLMAN MAY IMPAIR OUR CAPITAL RESOURCES

     On October 8, 1998, we made a $9 million loan to Wayne R. Hellman, our Chairman and CEO. The loan was due on October 6, 1999. Mr. Hellman has paid interest accrued on the loan through October 6, 1999. The term of the loan has been extended. If Mr. Hellman doesn't repay the loan in accordance with the current understanding, it could materially and adversely affect our ability to obtain money from lenders and investors. If we take action to make Mr. Hellman pay the loan, it may hurt Mr. Hellman's performance, which could hurt our operations.

IF WE ARE UNABLE TO DEVELOP AND BROADEN OUR PRODUCT LINES OUR BUSINESS MAY
SUFFER

     We have recently broadened our systems and components product line. The marketing efforts and strategies for these product extensions are quite different from those we have used for our historical operations. These differences are based on the need to focus efforts on sales to the user of the products rather than lighting fixture original equipment manufacturers. We may not be successful in adding new products to our current product categories or in developing new categories of products. If we are unable to successfully add new products or develop new product categories, this could adversely affect our future growth and financial results.

OUR BUSINESS SUCCESS HAS BEEN BASED ON NEW PRODUCTS, AND IF WE DO NOT INTRODUCE NEW PRODUCTS OUR BUSINESS MAY SUFFER

     We attribute our historical success, in large part, to the introduction of new products in each of our product lines to meet the requirements of our customers. Our future success will depend upon our continued ability to develop and introduce innovative products. Even though we spent significant amounts on research and development in fiscal 1999 and in prior years, we may not be able to develop or introduce innovative products in the future. Even if a new product is developed for a particular use, the product may not be commercially successful. In addition, competitors occasionally have followed our introduction of successful products with similar product offerings. As a result of these and other factors, we may not continue to be successful in introducing new products. Since we are viewed as a growth company, if we are unable to successfully introduce new products, this inability could adversely affect our financial results and the value of our securities.

OUR SIGNIFICANT PAST GROWTH AND FUTURE GROWTH OBJECTIVES STRAIN OUR RESOURCES

     We have experienced significant growth in recent years. This has placed a strain on our management, employees, finances and operations. We have set aggressive growth objectives for our net sales and net income which may continue to strain our resources. These objectives may be increasingly difficult to achieve. To achieve these objectives, we will seek to develop new products and new uses for our products and seek to expand our distribution capabilities. We may also seek to acquire and/or invest in related businesses inside and outside of the United States. Any of our efforts in pursuit of these objectives may expose us to risks that could adversely affect our results of operations and financial condition. To manage growth effectively, we must continue to implement changes in many aspects of our business, expand our information systems, increase the capacity and productivity of our materials, components, systems and production equipment operations, develop our metal halide systems capability and hire, develop, train and manage an increasing number of managerial, production and other employees. Also, we have made and may continue to extend our product lines through acquisitions. The success of these acquisitions will depend on the integration of the acquired operations with our existing operations. If we are unable to anticipate or manage growth effectively, our operating results could be adversely affected. Likewise, if we are unable to successfully integrate acquired operations and manage expenses and risks associated with integrating the administration and information systems of acquired companies, our operating results could be adversely affected.

WE MAY BE UNABLE TO REALIZE BENEFITS FROM ACQUISITIONS AND INVESTMENTS

     In order to implement our business strategy, we may from time-to-time consider expansion of our products and services through joint ventures, strategic partnerships and acquisitions of, and/or investments in, other business entities. We have no agreement or understanding with any significant prospective acquisition or investment candidate in respect of a specific transaction, but, at the date of this prospectus, we are engaged in preliminary discussions with potential candidates. We cannot be certain that any agreement will result from these discussions or that we will be able to identify, acquire or manage future acquisition candidates profitably. In addition, we cannot be certain as to the timing or amount of any return or anticipated benefits that we might realize on any acquisition or investment.

     Acquisitions or investments could require us to commit funds, which could reduce our future liquidity. Our possible future acquisitions or investments could result in additional debt, contingent liabilities and amortization expenses related to goodwill and other intangible assets, as well as write-offs of unsuccessful acquisitions, any or all of which could materially adversely affect our performance, and, therefore, holders of our securities. We have made several acquisitions since 1997, including our largest acquisition to date, Ruud Lighting, Inc., the effect of which has been to double our revenues. There can be no assurance that we will be able to integrate these acquisitions or to manage our expanded operations effectively. In addition, since that date we have made substantial investments in entities that we do not and will not be able to control. We may find it difficult or impossible to realize cash flows from these investments, or to liquidate these investments, which could adversely affect the holders of our securities.

THE EXTENT OF OUR INTERNATIONAL BUSINESS OPERATIONS COULD HURT OUR PERFORMANCE

     We have derived, and expect to derive in the future, a substantial portion of our net sales from our international business. Revenues from customers outside of the United States represented approximately 33% of our net sales for fiscal 1999. Our international joint ventures and operations and our export sales are subject to the risks inherent in doing business abroad, including delays in shipments, adverse fluctuations in currency exchange rates, increases in import duties and tariffs, and changes in foreign regulations and political climate. We have granted and will grant our joint ventures and operations in foreign countries rights to use our technology. While we will attempt to protect our intellectual property rights in these foreign joint ventures and operations, the laws of many foreign countries do not protect intellectual property rights to the same extent as the laws of the United States.

     Approximately 25% of our net sales in fiscal 1999 were denominated in currencies other than U.S. dollars, principally pounds sterling, Australian dollars and Canadian dollars. A weakening of these currencies versus the U.S. dollar could have a material adverse effect on our business and results of operations and, therefore, holders of our securities. We currently do not hedge our foreign currency exposure.

IF WE ARE UNABLE TO PROTECT OUR IMPORTANT PATENTS AND TRADE SECRETS OR IF OTHERS ENFORCE RIGHTS AGAINST US, OUR BUSINESS MAY SUFFER

     We rely primarily on trade secret, trademark and patent laws to protect some of our rights to our products, like proprietary manufacturing processes and technologies, product research, concepts and trademarks. These rights are important to the success of our products and our competitive position. The actions that we take to protect our proprietary rights may not be adequate to prevent imitation of our products, processes or technology. Our proprietary information may become known to competitors; we may not be able to effectively protect our rights to unpatented proprietary information; and others may independently develop substantially equivalent or better products that do not infringe on our intellectual property rights. Other parties may assert rights in, and ownership of, our patents and other proprietary rights. Any of these developments could adversely affect the way we currently conduct our business. The patent positions of companies such as ADLT and its subsidiaries can be highly uncertain and involve complex legal and factual questions, and therefore the breadth of claims allowed in such patents and their enforceability cannot be predicted. Therefore, we cannot assure you that the claims in any existing or subsequently issued patent will be sufficient to protect ADLT's or its subsidiaries intellectual property or that such patent will not be challenged, invalidated, held unenforceable or circumvented, or that the rights granted thereunder will provide proprietary protection or competitive advantages.

     In recent years, we have successfully taken legal action to enjoin misappropriation of trade secrets by other parties. Any increase in the level of activities involving misappropriation of our trade secrets or other intellectual property rights could require us to increase significantly the resources devoted to these efforts. In addition, an adverse determination in litigation could subject us to the loss of our rights to a particular trade secret, trademark or patent, could require us to grant licenses to third parties, could prevent us from manufacturing, selling or using related aspects of our products, or could subject us to substantial liability. Because we are a company which relies on advanced technology and innovation, any of these occurrences could have a material adverse effect on our results of operations.

IF WE LOSE OUR KEY PERSONNEL, IT WOULD ADVERSELY AFFECT OUR BUSINESS

     We are highly dependent on the continued services of Wayne R. Hellman, our founder, Chairman, Chief Executive Officer, and principal shareholder. We and Mr. Hellman have entered into an employment agreement providing for a term ending December 31, 2003. We are also highly dependent on the services of Alan
J. Ruud, our Vice Chairman and a principal shareholder. We and Mr. Ruud have entered into an employment agreement providing for a term ending January 1, 2001. The loss of the services of Mr. Hellman or Mr. Ruud for any reason could have a material adverse effect on our business and, in turn, to investors in our securities. We are the beneficiary of life insurance which we maintain with respect to Mr. Hellman, in the amount of $8 million, and Mr. Ruud, in the amount of $2 million.

CONTROL OF OUR STOCK BY PRINCIPAL SHAREHOLDERS MAY ALLOW THEM TO INFLUENCE SIGNIFICANTLY SHAREHOLDER DECISIONS, WHICH COULD ADVERSELY AFFECT INTERESTS OF OTHER HOLDERS OF OUR SECURITIES

     Mr. Hellman individually owns approximately 9.4% of the outstanding shares of our common stock and, individually and in other capacities, has the power to vote a total of 19.2% of the outstanding shares of common stock (or approximately 16.7% of the shareholder voting power). Mr. Ruud individually owns approximately 10.5% of the outstanding shares of common stock and, individually and as a voting trustee, has the power to vote a total of approximately 17.8% of the outstanding shares of common stock (or approximately 15.5% of the shareholder voting power). GE owns shares of our preferred stock with voting power equivalent to approximately 13.0% of our common stock and GE owns approximately 2.1% of our common stock. This gives GE approximately 14.8% of total shareholder voting power, subject to increase upon exercise of its warrant to purchase one million shares of our common stock. In addition to GE's ownership, in the future, GE may gain the right to vote shares owned or voted by Mr. Hellman and Mr. Ruud. As a result, although GE, Mr. Hellman and Mr. Ruud have no arrangement or understanding of any kind with each other as to the current voting of their shares, either GE, Mr. Hellman or Mr. Ruud, or any combination of them, may be able to significantly influence, and may be able effectively to control, all matters requiring shareholder approval, including the election of directors (which could control our affairs and our management), amendments to our articles of incorporation, mergers, share exchanges, the sale of all or substantially all of our assets, going-private transactions and other fundamental transactions. Accordingly, the decisions of our principal shareholders could have a material adverse effect on the market price of our common stock or the value of our other securities.

IF GE OR ANOTHER INVESTOR CAN VOTE MORE THAN 35% OF OUR STOCK, WE MAY HAVE TO REPAY LOANS

     If GE, or any investor or group of investors, other than Mr. Hellman or his family, get the right to vote more than 35% of our stock, our credit facility banks will have the right to demand payment under our revolving and term loans and we will have to offer to repurchase our 8% Notes at a purchase price of 101% of the face amount, together with unpaid interest. These provisions may make it more difficult for someone to take us over. We can't be sure that we will have adequate resources to meet our obligations relating to these loans and our 8% Notes if an investor gains a 35% voting interest. Even if we can meet these obligations, if we have to repay the credit facility banks and repurchase our 8% Notes, it could hurt our ability to finance operations and future growth.

OUR STOCK PRICE HAS VARIED WIDELY, AND THIS WIDE VARIATION MAY MAKE IT DIFFICULT FOR US TO SELL OUR STOCK AND STRAIN OUR FINANCIAL RESOURCES

     Our common stock first became publicly traded in December 1995. After the initial public offering, the stock price rose substantially from the initial public offering price of $10 per share. The price of our common stock has varied widely. In October 1998, the closing price of our stock reached as low as $4.875. This wide variation and the possibility of wide variation in the future may make it difficult for us to sell additional shares of stock at prices which we believe reflect the value of our stock or make it difficult to sell stock at all. If we can't sell stock to obtain the money we need, it may be difficult to operate and grow.

ENVIRONMENTAL REGULATIONS COULD STRAIN OUR RESOURCES

     Our operations are subject to federal, state, local and foreign laws and regulations governing, among other things, emissions to air, discharge to waters, and the generation, handling, storage, transportation, treatment and disposal of waste and other materials. We believe that our business operations and facilities are being operated in compliance in all material respects with applicable environmental, health and safety laws and regulations, many of which provide for substantial fines and criminal sanctions for violations. However, the operations of manufacturing plants entail risks in these areas, and we could incur material costs or liabilities. In addition, we could be required to make potentially significant expenditures to comply with evolving environmental, health and safety laws, regulations or requirements that may be adopted or imposed in the future. The imposition of significant environmental liabilities on us could have a material adverse effect on our business and financial results.

BECAUSE OUR PRIMARY COMPETITORS ARE MORE ESTABLISHED AND HAVE MORE RESOURCES THAN WE DO, WE MAY LACK THE RESOURCES TO CAPTURE INCREASED MARKET SHARE

     We compete with respect to our major products with numerous well-established producers of materials, components, and systems and equipment, many of which possess greater financial, manufacturing, marketing and distribution resources than we do. In addition, many of these competitors' products utilize technology that has been broadly accepted in the marketplace (i.e., incandescent and fluorescent lighting) and is better known to consumers than is our metal halide technology. We compete with GE, Philips Electronics N.V. and Siemens A.G.'s OSRAM/Sylvania, Inc. subsidiary in the sale of metal halide lamps. We estimate, based on published industry data, that these three companies had a combined domestic market share of approximately 85% for metal halide lamps based on units sold and approximately 95% of the total domestic lamp market. Accordingly, these companies dominate the lamp industry and exert significant influence over the channels through which all lamp products, including ours, are distributed and sold. Our component products and systems also face strong competition, particularly in the power supply market, in which our two largest competitors, Advance Transformer Co. (a division of Philips) and Magnetek, Inc., each have a larger market share than we do. Our competitors may increase their focus on metal halide materials, systems and components, and expand their product lines to compete with our products. This type of increase or expansion could make it more difficult for us to maintain sales or grow.

WE SELL PRODUCTS TO OUR COMPETITORS AND PURCHASE COMPONENTS FROM OUR COMPETITORS, AND THESE RELATIONSHIPS COULD CHANGE BASED ON OUR COMPETITORS' INTERESTS. THIS CREATES A RISK OF POTENTIAL DECLINES IN SALES AND REDUCED ACCESS TO COMPONENTS.

     Notwithstanding the fact that we compete with GE, Philips and Sylvania in the sale of our products, we purchase a significant quantity of raw materials and private label lamps from these three companies (aggregating $18.5 million in fiscal 1999, of which $13.5 million was from GE and $13.2 million in the first nine months of fiscal 2000, of which $10.8 million was from GE) and derive significant revenue from sales of our materials, components, and systems to each of these three companies (aggregating $18.8 million in fiscal 1999, of which $4.6 million was to GE and $18.6 million in the first nine months of fiscal 2000, of which $5.5 million was to GE). Any significant change in our relationships with these companies, or in the manner in which these companies participate in the manufacturing, distribution, and sale of metal halide lighting products, could have a material adverse effect on our business and, in turn, holders of our securities.

OUR AGREEMENTS WITH CREDITORS IMPOSE RESTRICTIONS THAT COULD IMPEDE OUR GROWTH

     Our bank credit facility and the 8% Notes indenture contain restrictive covenants, including

     - covenants limiting our ability and our subsidiaries' ability to incur additional indebtedness, pay dividends, make investments, consummate asset sales, enter into transactions with affiliates and incur liens, and

     - covenants imposing restrictions on the ability of our subsidiaries to pay dividends or make payments to us, merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets.

     Although the covenants are subject to exceptions designed to allow us and our subsidiaries to operate without undue restraint, these covenants could adversely affect our ability to finance our future operations or capital needs or engage in other business activities which may be in our interest. In addition, our bank credit facility requires that we maintain financial ratios. Our growth will depend in part upon our ability to fund acquisitions and investments, any of which may make it more difficult to maintain financial ratios. Our ability to comply with these provisions may be affected by events beyond our control. A breach of any of these covenants or the inability to comply with the required financial ratios could result in a default under our bank credit facility that would entitle the lenders to accelerate payment of the entire debt. This would adversely affect us and holders of our securities. We replaced our earlier credit facility in 1999 and we have amended our bank credit facility since it was put into place, in part to amend these covenants. These amendments were necessary to allow us to borrow cash necessary to maintain our operations and to finance purchases of machinery and equipment to improve our operations. As a growth company, we may need to amend or replace our bank credit facility prior to its maturity on May 21, 2002.

        RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

                                                          NINE
                                                         MONTHS
                                                          ENDED
                                                        MARCH 31,          YEAR ENDED JUNE 30,
                                                       -----------   --------------------------------
                                                       2000   1999   1999   1998   1997   1996   1995
                                                       ----   ----   ----   ----   ----   ----   ----
Ratio of earnings to fixed charges(1)................  1.0x     --     --     --   4.8x   2.0x   1.7x
Ratio of earnings to fixed charges and preferred
  stock dividends(1).................................  1.0x     --     --     --   4.8x   2.0x   1.7x

---------------

(1) For purposes of calculating the unaudited ratio of earnings to fixed charges, earnings consist of income (loss) from continuing operations before income taxes and fixed charges. Fixed charges consist of interest charges and amortization of debt issuance costs, whether expensed or capitalized, and that portion of rental expense that is representative of interest. For the nine months ended March 31, 1999, earnings were inadequate to cover fixed charge requirements by $45,902,000. For fiscal 1999, earnings were inadequate to cover fixed charge requirements by $80,103,000. For fiscal 1998, earnings were inadequate to cover fixed charge requirements by $26,437,000.

                 SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus and any supplements, including information incorporated by reference, discuss future expectations, contain projections of our future operating results or financial condition or state other forward-looking information relating to, among other things:

     - our potential acquisitions or joint ventures,

     - our financing plans,

     - trends affecting our financial condition or operating results,

     - continued growth of the metal halide lighting market,

     - our operating and growth strategies, and

     - lawsuits and claims that may affect us.

Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contemplated by those statements. The forward-looking information is based on factors we believe affect our business and was derived using assumptions we believe to be reasonable.

     Important factors that may cause actual results to differ include among other things the results of our efforts to implement our business strategy, the effect of general economic conditions, actions of our competitors and our ability to respond to those actions, the cost of our capital, which may depend in part on our portfolio quality, debt ratings, prospects and outlook, changes in governmental regulation, tax rates and similar matters, the results of lawsuits, the ability to attract and retain quality employees and other risks detailed in our other filings with the SEC. We do not promise to update forward-looking information to reflect actual results or changes in assumptions or other factors that could affect those statements.

                                USE OF PROCEEDS

     We intend to use the net proceeds from the sale of the securities for general corporate purposes. Those purposes include the repayment or refinancing of debt, acquisitions in the ordinary course of business, working capital, investment in operations and capital expenditures. We will describe in the prospectus supplement any proposed use of proceeds other than for general corporate purposes.

     The Trust will use all proceeds from the sale of the trust securities to purchase debt securities of ADLT.

                         DESCRIPTION OF DEBT SECURITIES

     ADLT may issue debt securities separately or together with other securities. We may issue debt securities in exchange for other securities. We may issue debt securities on conversion of our convertible securities. The debt securities are to be either senior debt securities or subordinated debt securities. We may issue them in one or more series under an indenture which we will enter into with one or more U.S. banking institutions, as trustee. The indenture may, but does not have to, have separate trustees for senior and subordinated debt securities. The terms of any series of debt securities will be set forth in the indenture and the debt securities. Some terms will be made part of the indenture by the Trust Indenture Act. The summary of the indenture provisions and the debt securities set forth below and the summary of terms of a particular series of debt securities set forth in the applicable prospectus supplement do not purport to be complete. The indenture and the debt securities contain additional important terms and provisions. The indenture is filed as an exhibit to the registration statement that includes this prospectus. The form of debt securities of any series will be filed with the SEC as an exhibit before they are issued. All references to ADLT in this summary shall mean Advanced Lighting Technologies, Inc., excluding, unless the context shall otherwise require, its subsidiaries.

     The following description of debt securities sets forth general terms and provisions of debt securities to which any prospectus supplement may relate. Specific terms of any particular series of debt securities will be described in the applicable prospectus supplement. If any particular terms of the debt securities described in a prospectus supplement differ from any of the terms described below, you should rely on the prospectus supplement description.

     In addition, this prospectus relates to up to $50,000,000 aggregate principal amount of our 8% Notes, which we may issue and is in addition to $100,000,000 aggregate principal amount of 8% Notes outstanding as of the date hereof. The 8% Notes are issuable under the 8% Notes indenture. See "8% Senior Notes Due 2008" below.

GENERAL TERMS OF THE DEBT SECURITIES WHICH WILL BE DESCRIBED IN THE APPLICABLE PROSPECTUS SUPPLEMENT

     The debt securities may be issued from time to time in one or more series of senior debt securities and/or one or more series of subordinated debt securities. The indenture does not limit the aggregate principal amount of debt securities which may be issued. The indenture also provides that debt securities of a series may be issued up to an aggregate principal amount which we may set from time to time. The prospectus supplement for any debt securities which we offer pursuant to this prospectus will describe specific terms of the debt securities. These terms may include:

     - the title or designation of the debt securities;

     - any limit on the aggregate principal amount of the debt securities;

     - the price or prices (expressed as a percentage of the principal amount) at which the debt securities will be issued;

     - the date or dates on which the principal and any premium on the debt securities will be payable, or the method or methods by which the date or dates will be determined;

     - the rate or rates at which the debt securities will bear interest (which may be 0%), or how the rate or rates are to be determined, the date or dates from which interest will accrue, or how the date or dates are to be determined, and whether and under what circumstances Additional Amounts (as contemplated in the indenture) will be payable -- these amounts may be paid for a series of debt securities to United States aliens, as defined by the IRS and in the indenture, in respect of taxes, assessments and governmental charges;

     - the dates on which any interest will be payable and any record dates which will be used to determine who receives interest payments;

     - the place or places where the principal, any premium and any interest or any Additional Amounts on the debt securities will be payable and the place or places where the debt securities may be surrendered for registration of transfer and exchange, if in addition to or other than The City of New York;

     - any terms and conditions upon which the debt securities may be redeemed at ADLT's option or are subject to repurchase at the holder's option, including dates, eligibility periods and prices;

     - the terms of any sinking fund or similar provision;

     - covenants or events of default added, modified or deleted with respect to the debt securities;

     - whether any debt securities are to be issuable as registered securities or bearer securities or a combination of the two;

     - whether any debt securities will be issued in the form of one or more global securities, and whether the global form will be temporary;

     - whether any person who is not the registered owner of a registered security on the applicable record date will be entitled to receive interest payments and how that person will be determined;

     - whether interest may be paid on bearer securities without presenting interest coupons for payment and how that payment would be made;

     - whether interest on a global security in temporary form will be paid in a manner which is different from the method in the indenture;

     - the portion of the principal amount of the debt securities which shall be payable upon acceleration if the amount is not the full principal amount thereof;

     - the authorized denominations in which the debt securities will be issuable, if the amount is not $1,000 and any integral multiple of $1,000 (in the case of registered securities) or $5,000 (in the case of bearer securities);

     - any terms governing the conversion or exchange of the debt securities for other securities;

     - whether the debt securities will be senior debt securities or subordinated debt securities, and the terms of any subordination;

     - whether the amount of payments of principal, any premium and any interest on the debt securities will be determined with reference to an index, formula or other method or methods and how the amounts will be determined; and

     - any other terms of the debt securities.

     Unless we specify otherwise, interest on debt securities will be calculated on the basis of a 360 day year of twelve 30 day months. When we use the terms "principal," "premium" or "interest" we will also be including any Additional Amounts when debt securities are eligible for payment of Additional Amounts.

     Debt securities may be issued as original issue discount securities. Original issue discount securities are debt securities sold at a substantial discount below their stated principal amount. If they are paid prior to maturity, the principal amount payable to holders will generally be less than their stated principal amount. In the event of an acceleration of the maturity of any original issue discount security, the amount payable to the holder will be determined as described in the applicable prospectus supplement. Also, material Federal income tax and other considerations applicable to original issue discount securities will be described in the applicable prospectus supplement.

     Under the indenture, the terms of the debt securities of any series may differ. ADLT may reopen a previous series of debt securities and issue additional debt securities of the series or establish additional terms of the series, without consent of the holders of the debt securities of any series.

     Unless we specify otherwise in the applicable prospectus supplement, the covenants contained in the indenture and the debt securities will not provide special protection to holders of debt securities if we enter into a highly leveraged transaction, recapitalization or restructuring. In addition, unless we specify otherwise in the applicable prospectus supplement, nothing in the indenture or the debt securities will in any way limit the amount of indebtedness or securities that we or our subsidiaries may incur or issue.

REGISTRATION, TRANSFER, PAYMENT AND PAYING AGENT

     Each series of debt securities will be issued in registered form only, without coupons, unless the related prospectus supplement indicates otherwise. The indenture provides that ADLT may also issue debt securities in bearer form only, or in both registered and bearer form. Bearer securities may not be offered, sold, resold or delivered in connection with any offering in the United States or to any United States person other than offices located outside the United States of United States financial institutions permitted by the IRS. Purchasers of bearer securities will be subject to certification procedures and may be affected by limitations under United States tax laws. These procedures and limitations will be described in the prospectus supplement relating to the offering of the bearer securities.

     Registered securities will be issued in denominations of $1,000 or any integral multiple of $1,000, and bearer securities will be issued in denominations of $5,000, unless the related prospectus supplement indicates otherwise.

     The principal, any premium and any interest on the debt securities will be payable at an office or agency to be maintained by ADLT in the Borough of Manhattan, The City of New York, unless the related prospectus supplement indicates otherwise. Debt securities may also be surrendered for transfer or exchange at that office or agency. Payments of interest with respect to any registered security may be made at the option of ADLT by check mailed to the address of the person entitled to payment or by wire transfer to an account maintained by the person entitled to payment with a bank located in the United States. ADLT will not impose any service charge for any registration of transfer or exchange of debt securities. However, ADLT may require payment of a sum sufficient to cover any tax or other governmental charge and any other expenses related to the transfer or exchange.

     Payment of principal, any premium and any interest on bearer securities will be made, subject to any applicable laws and regulations, at the office or agency outside the United States as specified in the prospectus supplement. ADLT may also designate other offices for payment. Payment of interest due on bearer securities on any interest payment date will be made only against surrender of the coupon relating to the interest payment date, unless the related prospectus supplement indicates otherwise.

     No payment of principal, premium or interest with respect to any bearer security will be made at any office or agency in the United States or by check mailed to any address in the United States or by transfer to an account maintained with a bank located in the United States, unless the related prospectus supplement indicates otherwise. However, if we owe amounts payable in U.S. dollars with respect to any bearer securities, payment on the bearer securities may be made at the corporate trust office of the trustee or at any office or agency designated by ADLT in the Borough of Manhattan, The City of New York, if payment of the full amount of the principal, premium or interest at all offices outside of the United States maintained for this purpose by ADLT is illegal or effectively precluded by exchange controls or similar restrictions.

     In the event of a redemption, ADLT will not be required to do the following:

     - issue, register the transfer of or exchange debt securities of any series during a period beginning at the opening of business 15 days before any selection of debt securities of that series to be redeemed and ending at the close of business on the day of that selection;

     - register the transfer of or exchange any registered security, or any portion of a registered security, called for redemption, except the unredeemed portion of any registered security being redeemed in part;

     - exchange any bearer security called for redemption, except to exchange the bearer security for a registered security of that series that is simultaneously surrendered for redemption; or

     - issue, register the transfer of or exchange any debt security which has been surrendered for repayment at the option of the holder, except the portion, if any, of the debt security not to be so repaid.

RANKING OF DEBT SECURITIES AND HOLDING COMPANY STRUCTURE

     The senior debt securities will be unsecured unsubordinated obligations of ADLT and will rank equally in right of payment with all other unsecured and unsubordinated indebtedness of ADLT, including the 8% Notes. At March 31, 2000, ADLT had approximately $164.2 million of total indebtedness outstanding.

     The senior debt securities and the 8% Notes will rank equally (pari passu) in right of payment with indebtedness outstanding under ADLT's $60.0 million bank credit facility entered into on May 21, 1999 (as amended). However, the indebtedness under the credit facility is secured by substantially all of the personal property of ADLT and each of its North American and United Kingdom subsidiaries and a pledge of stock of each of ADLT's principal subsidiaries. Since the senior debt securities and the 8% Notes are unsecured, they do not have the benefit of collateral. If an event of default occurs under the credit facility, the lending banks will have preferential claims to those assets and may foreclose upon the collateral without benefit for the holders of the senior debt securities and the 8% Notes, even if there is an event of default with respect to the senior debt securities and the 8% Notes. As a result, ADLT's assets would first be used to repay in full amounts outstanding under the credit facility. This means virtually all of ADLT's assets would be unavailable to satisfy the claims of holders of the senior debt securities and the 8% Notes until the credit facility is repaid in full. Any remaining unpaid claims of lending banks under the credit facility will rank equally (pari passu) with the senior debt securities and the 8% Notes and will be entitled to share in any of ADLT's remaining assets.

     ADLT conducts substantially all of its operations through subsidiaries and substantially all of its assets consist of the capital stock of its subsidiaries. As a result, the senior debt securities and the 8% Notes will be effectively subordinated to liabilities of ADLT's subsidiaries, including trade payables. At March 31, 2000, the total liabilities of ADLT's subsidiaries, excluding intercompany debt but including trade payables, were approximately $64.6 million. At March 31, 2000, ADLT and its subsidiaries also had $20.2 million available (subject to borrowing base compliance and other limitations) to be drawn under the credit facility, which is secured as described above.

     ADLT's rights and the rights of its creditors, including holders of the senior debt securities and the 8% Notes, to the assets of any subsidiary upon the subsidiary's liquidation or recapitalization will be subject to the prior claims of the subsidiary's creditors. If ADLT itself is a creditor with recognized claims against the subsidiary, its claims would be subordinated only to any mortgage or other liens on the assets of the subsidiary and any indebtedness of the subsidiary senior to that held by ADLT. As a result, after providing for all prior claims and all equal (pari passu) claims, there may not be sufficient assets available to satisfy the obligations of ADLT under the senior debt securities and the 8% Notes.

     ADLT is and will be dependent upon the distribution of the earnings of its subsidiaries to service its debt obligations, including the senior debt securities and the 8% Notes. ADLT's subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due on the senior debt securities and the 8% Notes or to provide money to ADLT to pay these amounts. There are currently no significant restrictions on the ability of the subsidiaries to transfer funds to ADLT in the form of dividends, loans, or advances.

     The subordinated debt securities will be unsecured obligations of ADLT and will be subordinated in right of payment to all existing and future senior indebtedness of ADLT.

SUBORDINATION OF SUBORDINATED DEBT SECURITIES

     The applicable prospectus supplement will set forth the extent to which subordinated debt securities of a particular series are subordinated to other indebtedness.

GLOBAL SECURITIES

     The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary identified in the prospectus supplement. Global debt securities may be issued in either registered or bearer form and in either temporary or permanent form. Unless it is exchanged in whole or in part for individual certificates representing the debt securities in definitive form, a global debt security may not be transferred except as a whole by the depositary to a nominee or successor.

     So long as the depositary or its nominee is the registered owner of a global debt security, that entity will be the sole holder of the debt securities represented by the global debt security. The trustee and ADLT are only required to treat the depositary or its nominee as the legal owner of those debt securities for all purposes under the indenture. Beneficial owners of debt securities represented by a global debt security will not be entitled to receive physical delivery of certificated securities, will not be considered the holder of those securities for any purpose under the indenture, and will not be able to transfer or exchange the global debt securities, except in limited circumstances. As a result, each beneficial owner may have to rely on the procedures of the depositary to exercise any rights of a holder under the indenture, including rights upon an event of default. In addition, if the beneficial owner is not a direct or indirect participant in the depositary, the beneficial owner must rely on the procedures of the participant through which it owns its beneficial interest in the global debt security.

     The specific terms of the depositary arrangement with respect to a series of global debt securities and limitations and restrictions relating to a series of global bearer securities will be described in the prospectus supplement.

OUTSTANDING DEBT SECURITIES

     In determining whether the holders of the required principal amount of outstanding debt securities have exercised any right or vote under the indenture:

     - the portion of the principal amount of an original issue discount security that shall be deemed to be outstanding shall be that portion of the principal amount that could be declared to be due upon a declaration of acceleration under the terms of the original issue discount security as of the date of the determination;

     - the principal amount of any indexed security that shall be deemed to be outstanding shall be the principal face amount of the indexed security determined on the date of its original issuance; and

     - any debt security owned by ADLT or any obligor on the debt security or any affiliate of ADLT or other obligor shall be deemed not to be outstanding.

REDEMPTION AND REPURCHASE

     The debt securities of any series may be

     - redeemable at the option of ADLT,

     - subject to mandatory redemption pursuant to a sinking fund or otherwise, or

     - subject to repurchase by ADLT at the option of the holders.

In each case, the redemption would be upon the terms, at the times and at the prices set forth in the applicable prospectus supplement.

CONVERSION AND EXCHANGE

     Debt securities of any series may be convertible into or exchangeable for common stock, preferred stock, depositary shares or other debt securities. The terms of conversion or exchange will be set forth in the applicable prospectus supplement. These terms may be mandatory, at the option of the holders or at the option of ADLT.

COVENANTS OF ADLT

     Covenants specific to a particular series of debt securities will be described in the applicable prospectus supplement. If any of the covenants are described, the prospectus supplement will also state whether the "covenant defeasance" provisions described below also apply.

EVENTS OF DEFAULT

     Unless we specify otherwise in the applicable prospectus supplement, an event of default will occur with respect to the debt securities of any series if:

     - ADLT fails to pay interest with respect to any debt security of the series, and the failure continues for a period of 30 days;

     - ADLT fails to pay principal or any premium with respect to any debt security of the series when due, whether it is due because debt securities mature, are called for redemption or otherwise;

     - ADLT fails to make any sinking fund payment or similar payment under any analogous provision when due with respect to any debt security of the series;

     - ADLT fails to perform or breaches any other covenants or warranties in the indenture or any debt securities of the series - other than a covenant or warranty included in the indenture only for the benefit of other series of debt securities - and that breach or failure continues for a period of 90 days after notice to ADLT as provided in the indenture;

     - the holders or trustee of any single issue of our indebtedness with an outstanding principal amount exceeding $10,000,000 accelerate the indebtedness because of a default, unless the acceleration is annulled or the indebtedness is discharged within 30 days;

     - ADLT is ordered by a court to pay an uninsured amount in excess of $10,000,000 and the amount is not paid or otherwise discharged within 30 days, unless we are appealing the order in good faith;

     - events of bankruptcy, insolvency or reorganization of ADLT described in the indenture occur; or

     - any other event of default provided for the debt securities of the series occurs.

An event of default with respect to one series of debt securities will not necessarily be an event of default with respect to any other series of debt securities. The indenture permits the trustee to withhold notice to the holders of the debt securities of any series of the occurrence of a default with respect to the debt securities of the series if the trustee considers it to be in the interest of the holders. However, the trustee must give notice of our failure to pay principal, any premium or any interest or to make any sinking fund payment.

     The indenture provides that if an event of default with respect to any series of debt securities occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of the series may declare the principal amount (or if any debt securities of the series are original issue discount securities, the lesser amount which is specified) of all the debt securities of the series to be due and payable immediately. However, under some circumstances, this declaration and its consequences may be rescinded and annulled by the holders of a majority in principal amount of the debt securities of the series then outstanding.

     The Trust Indenture Act requires the trustee to act with the requisite standard of care during an event of default. Otherwise, a trustee is under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of debt securities of any series unless such holders have offered the trustee reasonable indemnity. Subject to the foregoing, holders of a majority in principal amount of the outstanding debt securities of any series issued under the indenture have the right, subject to limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the trustee under the indenture. Under the indenture, ADLT is required to furnish to the trustee annually a statement as to our performance of some of our obligations under the indenture and as to any default in such performance. ADLT is also required to deliver to the trustee, within five days after occurrence, written notice of any event which after notice or lapse of time or both would constitute an event of default.

     The holder of any debt security has the right, which is absolute and unconditional, to receive payment of the principal, any premium and any interest on the debt security when they are due -- subject to any extension right in the debt security -- and to sue ADLT for any payment, and that right shall not be impaired without the consent of the holder.

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

     ADLT may discharge its obligations with respect to any series of debt securities that have not already been delivered to the trustee for cancellation and that:

     - have become due and payable;

     - will become due and payable within one year; or

     - are scheduled for redemption within one year.

To discharge the obligations with respect to a series of debt securities, ADLT must deposit with the trustee, in trust, an amount of funds in U.S. dollars sufficient to pay the entire amount of principal of, and any premium or interest on, those debt securities to the date of the deposit if those debt securities have become due and payable or to the maturity of the debt securities, as the case may be.

     Unless we specify otherwise in the applicable prospectus supplement, ADLT may elect:

     - to defease and be discharged from any and all obligations with respect to those debt securities, which we refer to as "legal defeasance"; or

     - with respect to any debt securities, to be released from our covenant obligations, which we refer to as "covenant defeasance."

     In the case of legal defeasance, ADLT will still retain some obligations in respect of the debt securities, including our obligations:

     - to pay Additional Amounts, if any, upon the occurrence of applicable events of taxation, assessment or governmental charge with respect to payments on the debt securities;

     - to register the transfer or exchange of the debt securities;

     - to replace temporary or mutilated, destroyed, lost or stolen debt securities; and

     - to maintain an office or agency with respect to the debt securities and to hold monies for payment in trust.

     After a covenant defeasance, any omission to comply with the obligations or covenants that have been defeased shall not constitute a default or an event of default with respect to the debt securities.

     To elect either legal defeasance or covenant defeasance, ADLT must deposit with the trustee, in trust, an amount, in U.S. dollars or in government obligations, as defined below, or both, applicable to such debt securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal, any premium and any interest on those debt securities on their scheduled due dates. If ADLT knows that Additional Amounts will be payable and can determine the amount which will be payable, those amounts must also be deposited in trust.

     In addition, ADLT can only elect legal defeasance or covenant defeasance if, among other things:

     - the applicable defeasance does not result in a breach or violation of, or constitute a default under, the applicable indenture or any other material agreement or instrument to which ADLT is a party or by which ADLT is bound;

     - no default or event of default with respect to the debt securities to be defeased shall have occurred and be continuing on the date of the establishment of the trust and, with respect to legal defeasance only, at any time during the period ending on the 123rd day after the date of the establishment of the trust; and

     - ADLT has delivered to the trustee an opinion of counsel to the effect that the holders of the debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance had not occurred, and the opinion of counsel, in the case of legal defeasance, must refer to and be based upon a letter ruling of the IRS received by us, a Revenue Ruling published by the IRS or a change in applicable U.S. federal income tax law occurring after the date of the applicable indenture.

     If ADLT effects a covenant defeasance with respect to any debt securities, and the debt securities are declared due and payable because of the occurrence of any event of default other than an event of default with respect to which there has been covenant defeasance, the government obligations on deposit with the trustee will be sufficient to pay amounts due on the debt securities at the time of the stated maturity, but may not be sufficient to pay amounts due on the debt securities at the time of the acceleration resulting from the event of default. However, ADLT would remain liable for payment of the amounts due at the time of acceleration.

     The applicable prospectus supplement may further describe the provisions, if any, permitting defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the debt securities of or within a particular series.

MODIFICATION, WAIVERS AND MEETINGS

     ADLT and the trustee may modify or amend any of the provisions of the indenture or of any debt securities or the rights of the holders of the debt securities of any series under the indenture, if they get the consent of holders of a majority in principal amount of the outstanding debt securities of each series affected by the modification or amendment. However, unless ADLT gets the consent of the holder of each outstanding debt security affected -- except as otherwise provided in the indenture -- no modification or amendment may

     - change the stated maturity of the principal, any premium or any installment of interest on any debt securities,

     - reduce the principal amount of or any redemption premium on, or reduce the rate of interest on, debt securities,

     - reduce the amount of principal of any original issue discount securities that would be due and payable upon an acceleration of maturity,

     - adversely affect any right of repayment at the option of any holder,

     - change any place where, or the currency in which, any debt securities are payable,

     - limit the holder's right to institute suit to enforce the payment of any debt securities on or after the stated maturity,

     - make any change that materially adversely affects the right, if any, to convert or exchange any debt securities for other securities in accordance with the terms of the debt securities,

     - reduce the percentage of debt securities of any series required for any modification, amendment or waiver,

     - reduce the requirements for a quorum or voting at a meeting of holders of the debt securities, or

     - in the case of any subordinated debt securities, modify any of the provisions relating to subordination of the subordinated debt securities or the definition of senior indebtedness in a manner adverse to the holders of the subordinated debt securities.

     ADLT and the trustee, without the consent of the holders of any debt securities issued thereunder, may modify or amend the indenture to

     - add to the events of default or the covenants of ADLT for the benefit of the holders of all or any series of debt securities,

     - add or change any provisions of the indenture to facilitate the issuance of bearer securities,

     - establish the form or terms of debt securities of any series and any related coupons,

     - eliminate any ambiguity or correct or supplement any provision which may be inconsistent with other provisions, or to make any provisions with respect to matters or questions arising under the indenture which do not materially and adversely affect the interests of the holders of any series of debt securities,

     - amend or supplement any provision contained in the indenture, provided that the amendment or supplement does not apply to any outstanding debt securities issued before the amendment or supplement -- if those debt securities are entitled to the benefits of such provision, or

     - amend or supplement any provision if the amendment or supplement does not materially and adversely affect the interests of the holders of any debt securities then outstanding.

     The holders of a majority in aggregate principal amount of the outstanding debt securities of any series may waive compliance by ADLT with restrictive provisions of the indenture to the extent described in the prospectus supplement. The holders of a majority in aggregate principal amount of the outstanding debt securities of any series, on behalf of all holders of debt securities of that series, may generally waive any past default under the indenture with respect to debt securities of that series and its consequences. However, a default in the payment of the principal, any premium or any interest on debt securities of the series or in respect of a covenant or provision which cannot be modified or amended without the consent of each holder of the outstanding debt securities of the series so affected cannot be waived by the majority of holders.

     The indenture sets rules for meetings of the holders of debt securities of a series issued thereunder. A meeting may be called at any time by the trustee. A meeting may also be called by request of ADLT or the holders of at least 10% in principal amount of the outstanding debt securities of the series. The trustee must give notice to holders in accordance with the provisions of the indenture. Any resolution presented at a meeting at which a quorum (as described below) is present may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding debt securities of that series. However, if the indenture requires the consent of each holder of outstanding debt securities of any series, a resolution cannot become effective without consent of all holders of debt securities of the series. Matters which may be approved by less than a majority in principal amount of holders of outstanding debt securities of any series may be adopted at a meeting at which a quorum is present by their affirmative vote. Any resolution passed or decision taken at any meeting of holders of debt securities of any series duly held in accordance with the indenture will be binding on all holders of debt securities of that series and the related coupons. The quorum at any meeting called to adopt a resolution will usually be persons holding or representing a majority in principal amount of the outstanding debt securities of a series.

GOVERNING LAW

     The indenture and the debt securities will be governed by, and interpreted in accordance with, the laws of the State of New York.

REGARDING THE TRUSTEE

     The Trust Indenture Act contains limitations on the rights of a trustee, should it become a creditor of ADLT, to obtain payment of claims or to realize on property received by it in respect of any claims, as security or otherwise. The trustee is permitted to engage in other transactions with ADLT and its subsidiaries from time to time, provided that if the trustee acquires any conflicting interest it must eliminate the conflict upon the occurrence of an event of default under the indenture, or else resign.

8% SENIOR NOTES DUE 2008

     General. ADLT may issue additional 8% Notes -- up to $50,000,000 in aggregate principal amount -- as of the date of this prospectus. The additional 8% Notes are issuable under an indenture dated as of March 18, 1998 between ADLT and The Bank of New York, as trustee. The 8% Notes Indenture has been filed with the SEC and is an exhibit to the registration statement.

     Interest on the 8% Notes is payable on March 15 and September 15 of each year.

     The 8% Notes do not have any sinking fund.

     Ranking. The additional 8% Notes, if issued, will be unsecured senior indebtedness and will rank equally (pari passu) with existing and future unsubordinated unsecured indebtedness. This includes the senior debt securities and outstanding 8% Notes. The additional 8% Notes will be senior in right of payment to all subordinated indebtedness of ADLT. The 8% Notes will be effectively subordinated to all secured indebtedness of ADLT and its subsidiaries with respect to the collateral securing the secured indebtedness. The 8% Notes will be effectively subordinated to all liabilities of ADLT's subsidiaries, including trade payables. We have included a more complete discussion of these matters above under the heading "Ranking of Debt Securities and Holding Company Structure."

     Important Covenants. The 8% Notes Indenture contains covenants that, among other things, limit the ability of ADLT and of its subsidiaries to

     - incur indebtedness,

     - pay dividends,

     - prepay subordinated indebtedness,

     - repurchase capital stock,

     - make investments,

     - create liens,

     - engage in transactions with stockholders and affiliates,

     - sell assets, and

     - with respect to ADLT, engage in mergers and consolidations.

     However, these limitations are subject to a number of important qualifications and exceptions as set forth in the 8% Notes Indenture.

     Optional Redemption. The 8% Notes are redeemable at the option of ADLT, in whole or in part, at any time on or after March 15, 2003 at an initial redemption price of 104% of their principal amount. This redemption price will decline in equal amounts on each subsequent annual anniversary to 100% for 8% Notes redeemed on or after March 15, 2006.

     In addition, at any time and from time to time prior to March 15, 2001, ADLT may redeem up to 35% of the aggregate principal amount of the 8% Notes at a redemption price of 108% of their principal amount. Any redemption prior to March 15, 2001 will be subject to the following conditions

     - the redemption must be made using the proceeds of one or more offerings by ADLT of its common stock which has been registered under the Securities Act,

     - at least 65% of the aggregate principal amount of the 8% Notes must remain outstanding after the redemption, and

     - notice of any redemption must be mailed within 60 days of the offering by ADLT of its common stock.

     Change of Control. Upon the occurrence of events deemed to constitute a change of control of ADLT, ADLT will be required to make an offer to purchase the 8% Notes at a purchase price equal to 101% of their principal amount, plus accrued interest. There can be no assurance that ADLT will have sufficient funds available at the time to fulfill this obligation.

     Events of Default. An event of default will occur with respect to the 8%
Note if:

     - ADLT fails to pay principal when due;

     - ADLT fails to pay interest for 30 days;

     - ADLT or any subsidiary fails to perform or breaches any covenants relating to mergers, consolidations and transfers of assets, or ADLT fails to complete an offer to repurchase the 8% Notes in accordance with the covenant limiting asset sales or the covenant requiring ADLT to offer to repurchase the 8% Notes in the event of a change of control;

     - ADLT or any subsidiary fails to perform or breaches any other covenants for a period of 30 days after notice from the trustee or the holders of 25% of outstanding 8% Notes;

     - More than $10 million in principal amount of other debt of ADLT is accelerated -- unless the acceleration is rescinded within 30 days -- or ADLT fails to make a principal payment at maturity of any debt of more than $10 million -- unless the payment is made, waived or extended within 30 days;

     - ADLT or its subsidiaries is ordered by a court to pay an uninsured amount in excess of $10 million and the amount is not paid or discharged within 30 days unless we are appealing the order in good faith; or

     - events in bankruptcy, insolvency or reorganization of ADLT or its subsidiaries described in the 8% Notes Indenture occur.

     The 8% Notes Indenture requires ADLT to provide reports containing evidence of ADLT's compliance with the terms of the 8% Notes Indenture. The 8% Notes Indenture permits ADLT to designate subsidiaries (which are small at the time of designation, and which do not violate investment restrictions) as exempt from the default provisions.

     Remedies. If there is an event of default, the 8% Notes trustee or holders of 25% of the principal amount of the 8% Notes outstanding may declare principal immediately payable. This acceleration may be rescinded by a majority in principal amount of the holders. However, if the event of default occurs due to events in bankruptcy, insolvency or reorganization as described above, principal will be immediately due and payable without any act by the 8% Notes trustee or any holder.

     If an event of default occurs and is continuing, the 8% Notes trustee may reimburse itself for its reasonable compensation and expenses incurred out of any sums held or received by it before making any payments to the holders of the 8% Notes.

     The right of any holders of the 8% Notes to commence an action for any remedy is subject to conditions. An important condition is the requirement that the holders of at least 25% of the 8% Notes request that the 8% Notes trustee take action, and offer reasonable indemnity to the 8% Notes trustee against its liabilities incurred in doing so.

     Modification and Waiver. Modifications and amendments of the 8% Notes Indenture may be made by ADLT and the 8% Notes trustee with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding 8% Notes. However, unless ADLT gets the consent of the holder of each 8% Note affected, no modification or amendment may:

     - change the maturity of the principal or any installment of interest on any 8% Note;

     - reduce the principal amount, any premium or any interest on any 8% Note;

     - change the place or currency of payment of principal, any premium or any interest on any 8% Note;

     - limit the right to sue for any payment on or after the maturity date of the 8% Notes -- or, in the case of a redemption, on or after the redemption date -- of any 8% Note;

     - waive a default in the payment of principal, any premium or interest on the 8% Notes; or

     - reduce the percentage of 8% Notes required for modifications, amendments or waivers.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED CAPITAL STOCK AND AMOUNT OUTSTANDING

     ADLT's authorized capital stock consists of 80.0 million shares of common stock having a par value of $.001 per share and 1.0 million shares of preferred stock having a par value of $.001 per share. As of April 30, 2000, 20,449,898 shares of common stock and 761,250 shares of Series A Convertible Preferred Stock were issued and outstanding.

COMMON STOCK

     The applicable prospectus supplement relating to a common stock offering will describe relevant terms of the offering. These terms will include the number of shares offered and the initial public offering price.

     Each holder of common stock is entitled to one vote for each share held. Shareholders do not have the right to cumulate their votes in elections of directors. Accordingly, holders of a majority of the voting power of the issued and outstanding common stock and preferred stock will have the right to elect ADLT's directors and otherwise control the affairs of ADLT.

     Holders of common stock are entitled to dividends on a pro rata basis upon declaration of dividends by the board of directors. Dividends are payable only out of unreserved and unrestricted surplus that is legally available for the payment of dividends. The board of directors is not required to declare dividends, and it currently expects to retain any funds generated from operations to finance the development of ADLT's business. The payment of dividends in the future will depend upon earnings, capital needs, and other factors.

     Upon a liquidation of ADLT, holders of common stock will be entitled to a pro rata distribution of the assets of ADLT, after payment of all amounts owed to ADLT's creditors, and subject to any preferential amount payable to holders of preferred stock of ADLT, if any.

PREFERRED STOCK

  General

     ADLT's articles of incorporation permit ADLT's board of directors to issue shares of preferred stock in one or more series, and to fix the relative rights, preferences, and limitations of each series. Among these rights, preferences, and limitations are dividend rights and rates, provisions for redemption, rights upon liquidation, conversion privileges, and voting powers.

  Terms of the Series A Stock

     The Series A Stock is a newly authorized series of preferred stock of ADLT created for issuance to General Electric Company. 761,250 shares of Series A Stock have been authorized and issued to GE. The Series A Stock has a preference upon liquidation. This Liquidation Preference Amount is $27 per share, plus an amount equal to 8% per annum compounded annually from the date of issuance to the date of payment.

     Each outstanding share of Series A Stock is convertible at any time into four shares (subject to adjustment as described below) of common stock of ADLT. Until Series A Stock is converted, holders of Series A Stock are entitled to vote in all shareholder matters together with the holders of common stock as a single class. In any vote, the holders of Series A Stock are entitled to four votes. When issued, each share of Series A Stock was convertible into four shares of common stock.

     ADLT is required to redeem any shares of Series A Stock which have not been converted or retired on September 30, 2010. Any redemption would be made at the Liquidation Preference Amount. In addition, holders of the Series A Stock may require ADLT to redeem their shares of Series A Stock by giving notice to ADLT on or before September 30, 2004. If notice is given, ADLT will be required to make the redemption on or prior to September 30, 2005. In addition, holders of Series A Stock will be entitled to require ADLT to redeem the Series A Stock following the occurrence of any of the following Triggering Events

     - an action by ADLT to give effect to major corporate actions to merge, sell all or a substantial portion of its assets (other than in the ordinary course of business),

     - issue capital stock, or

     - incur or have outstanding indebtedness for borrowed money in excess of $210 million.

Upon the occurrence of a Triggering Event, the holders of the Series A Stock may require ADLT to redeem their shares of Series A Stock by giving notice to ADLT within 90 days following the Triggering Event. If notice is given, ADLT will be required to make the redemption within one year following the notice. Any redemption would be made at the Liquidation Preference Amount. Under the terms of ADLT's bank credit facility and the 8% Notes Indenture, the redemption of the Series A Stock would currently constitute an event of default, permitting acceleration of the related indebtedness. If prior consent of the banks is obtained, the redemption is permitted under the bank credit facility. Payments for the redemption of equity securities are "Restricted Payments" under the 8% Notes Indenture. The total of all "Restricted Payments" under the 8% Notes Indenture (with exceptions which to do not apply to stock redemption) cannot exceed

     - one-half of the total of consolidated net earnings of ADLT (excluding consideration of unusual items to the extent required by the 8% Notes Indenture) from April 1, 1998 (taken as a single period) PLUS

     - the amount of proceeds received from sales of non-redeemable stock. As of March 31, 2000, ADLT had a net loss, excluding extraordinary items, of $79.7 million for the period. Until this deficit has been cured, and sufficient proceeds are received and/or earnings are achieved, ADLT cannot redeem the Series A Stock without causing an event of default with respect to the 8% Notes. In addition, the 8% Notes Indenture prohibits Restricted Payments (with exceptions which do not apply to stock redemptions) at any time where the ratio of EBITDA to Interest Expense for the preceding four fiscal quarters does not exceed 2.5 to 1.

     If ADLT fails to make any redemption as required, the conversion ratio of the Series A Stock would be increased from four shares of common stock to eight shares of common stock per share of Series A Stock.

This adjustment to the conversion rate will not happen if the redemption is deferred because it would cause an event of default on ADLT debt. In addition, the conversion ratio is subject to adjustment to prevent dilution of the interest of GE by the issuance of common stock after October 6, 1999. Except for issuance of shares under existing employee benefit plans, and other special exceptions, if ADLT issues any shares of common stock at a price below $6.75 per share, or, if higher, below the then current market price, there will be an adjustment of the conversion ratio. Any adjustment in the conversion ratio would not affect the voting power of shares of Series A Stock before conversion.

     Upon liquidation, each share of Series A Stock will be entitled to be paid the Liquidation Preference Amount prior to any payment or distribution to the holders of common stock. Following this payment, holders of Series A Stock will be entitled to a proportional share of any distribution to holders of common stock based on the number of shares of common stock into which the Series A Stock could have been converted at the time of the liquidation.

  Additional Series of Preferred Stock

     The purpose for authorizing the board of directors to issue and to designate the features of preferred stock is, in part, to eliminate delays associated with a shareholder vote to authorize the issuance of preferred stock. The issuance of preferred stock, for example in connection with a shareholder rights plan, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding capital stock of ADLT.

     The terms of any additional series of preferred stock, including preferred stock represented by depositary shares, will be described in the applicable prospectus supplement.

ANTI-TAKEOVER PROVISIONS OF ADLT'S ARTICLES OF INCORPORATION

     ADLT's articles of incorporation provide for a classified board of directors. The directors are divided into three classes. The directors are elected for three-year terms, which are staggered so that the terms of one-third of the directors expire each year. The articles of incorporation permit shareholders to remove directors only for cause at a meeting by the affirmative vote of at least a majority of the outstanding shares of common stock. Directors of ADLT may remove directors with or without cause.

     These provisions of ADLT's articles of incorporation may have anti-takeover effects. Taken together

     - the staggered board terms,

     - the ability to issue preferred stock, and

     - provisions of Ohio law described below

may make it more difficult for other persons to make a tender offer or acquire substantial amounts of the common stock or to launch other takeover attempts without ADLT board approval. A shareholder might consider these actions to be in the shareholder's best interests.

ANTI-TAKEOVER PROVISIONS OF OHIO LAW

     ADLT is subject to anti-takeover provisions under Ohio law applicable to public corporations, unless ADLT elects to opt out of these provisions in its articles of incorporation or regulations (by-laws). ADLT has opted out of the Ohio Control Share Acquisition Act.

     Section 1701.13 of the Ohio Revised Code allows an Ohio corporation, like ADLT, to indemnify any director, officer, employee or agent of the corporation against all expenses, liabilities and fines reasonably incurred in connection with any action, suit or proceeding. This indemnity is available if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation. In addition, in a criminal action or proceeding, this indemnity is available only if he or she had no reasonable cause to believe his or her conduct was unlawful.

     In addition, Section 1701.59 requires that any liability of a director for breach of fiduciary duty be proved by clear and convincing evidence that his action or failure to act involved acts or omissions made with deliberate intent to cause injury to the corporation or with reckless disregard for the best interests of the corporation. ADLT has not opted out of Section 1701.59 of the Ohio Revised Code. This statute does not affect the liability of directors pursuant to Section 1701.95 of the Ohio Revised Code -- providing for liability of directors for unlawful payment of dividends or unlawful distribution of assets -- nor does it affect the liability of the directors under Federal securities laws.

     ADLT is also subject to Ohio's Merger Moratorium Act. The Merger Moratorium Act generally prohibits a wide range of business combinations and other transactions -- including mergers, consolidations, asset sales, loans, disproportionate distributions of property and disproportionate issuances or transfers of shares or rights to acquire shares -- between an Ohio corporation and an Interested Shareholder for a period of three years after the person becomes an Interested Shareholder. The Merger Moratorium Act does not prohibit these transactions if the directors approve either the transaction or the acquisition of the corporation's shares that resulted in the person becoming an Interested Shareholder before the person becomes an Interested Shareholder. An Interested Shareholder is a person that owns, alone or with other related parties, shares representing at least 10% of the voting power of the corporation. Following the three-year moratorium period, the corporation may engage in covered transactions with an Interested Shareholder only if, among other things, (i) the transaction receives the approval of the holders of two-thirds of all the voting shares and the approval of the holders of a majority of the voting shares held by persons other than an Interested Shareholder or (ii) the remaining shareholders receive an amount for their shares equal to the higher of the highest amount paid in the past by the Interested Shareholder for the corporation's shares or the amount that would be due the shareholders if the corporation were to dissolve.

     Contemporaneous with the adoption of Ohio's Merger Moratorium Act, Ohio enacted a so-called "green mailer disgorgement" statute which provides that a person who announces a control bid must disgorge profits realized by that person upon the sale of any equity securities within 18 months of the announcement of the control bid.

     ADLT is also subject to Ohio's Control Bid Statute. Ohio's Control Bid Statute provides that no offeror may make a "control bid" pursuant to a tender offer or a request or invitation for tenders unless, on the day the offeror commences a control bid, it makes a filing with the Ohio Division of Securities and the target company. The filing must contain information about the offeror, his ownership of the corporation's shares and his plans for the corporation. If the Securities Division determines that the offeror's disclosures are inadequate, it must act within three calendar days from the date of the offeror's filing to issue a suspension order. If a bid is suspended, a hearing must be held within 10 calendar days from the date of the Securities Division's suspension order. The hearing procedure must be completed no later than 16 calendar days after the date on which the suspension was imposed.

     A "control bid" under Ohio's Control Bid Statute is the purchase of or an offer to purchase any equity security of an issuer with connections to Ohio from a resident of Ohio

     - if after the purchase, the offeror would be the beneficial owner of more than 10% of any class of the issued and outstanding equity securities of the issuer or

     - if there is a pending control bid by a person other than the issuer and the issuer making an offer which would reduce the number of issued and outstanding shares of the corporation by more than 10%.

     Finally, Ohio law provides for the right of the board of directors to consider the interests of employees, customers, suppliers and creditors of ADLT, as well as the communities in which ADLT is located, in addition to the interest of ADLT and its shareholders, in discharging their duties in determining what is in ADLT's best interests.

     These provisions of Ohio law may have anti-takeover effects. The provisions make it more difficult for other persons to make a tender offer or acquire substantial amounts of the common stock or to launch other takeover attempts without ADLT board approval. A shareholder might consider these actions to be in the shareholder's best interests.

TRANSFER AGENT

     American Stock Transfer & Trust Company, New York, New York, acts as transfer agent for ADLT's common stock.

     The transfer agent for any series of preferred stock will be named in the applicable prospectus supplement.

                        DESCRIPTION OF DEPOSITARY SHARES

     ADLT may offer depositary shares representing fractional interests in shares of preferred stock of any series. Depositary shares may be offered separately or together with other securities. In connection with the issuance of any depositary shares, ADLT will enter into a deposit agreement with a bank or trust company, as preferred stock depositary, which will be named in the applicable prospectus supplement. Depositary shares will be evidenced by depositary receipts issued pursuant to the related deposit agreement. The summary of the provisions of the depositary shares and the deposit agreement set forth below and the summary of the terms of a particular issue of depositary shares and the related deposit agreement set forth in the applicable prospectus supplement do not purport to be complete. The deposit agreement and the terms of the depositary shares and depositary receipts will contain additional important terms and provisions. The deposit agreement and the forms of the depositary shares and the depositary receipts relating to any series will be filed with the SEC and incorporated by reference as a exhibit to the registration statement that includes this prospectus.

     The following description of depositary shares sets forth general terms and provisions of the depositary shares and the related deposit agreement to which any prospectus supplement may relate. Specific terms of any depositary shares and the related deposit agreement will be described in the applicable prospectus supplement. To the extent that any particular terms of the depositary shares or the related deposit agreement described in a prospectus supplement differ from any of the terms described herein, then the terms described herein shall be deemed to have been superseded by such prospectus supplement.

INFORMATION TO BE PROVIDED IN THE APPLICABLE PROSPECTUS SUPPLEMENT

     ADLT may provide for the issuance by the preferred stock depositary of depositary receipts evidencing the related depositary shares. Each of the depositary shares in turn will represent a fractional interest in one share of a series of preferred stock. Shares of preferred stock of any series represented by depositary shares will be deposited under a separate deposit agreement. Subject to the terms of the deposit agreement, each owner of a depositary receipt will be entitled to a proportionate share of all the rights, preferences and privileges of the related preferred stock. These rights may include voting rights, rights to dividends, rights of conversion or exchange, terms of any redemption and rights on liquidation. Owners of depositary receipts will also be subject to any limitations and restrictions on the related preferred stock.

     Depositary shares may be issued in respect of shares of the preferred stock of any series. Immediately following the issuance of shares of preferred stock by ADLT, ADLT will deposit the shares of preferred stock with the relevant preferred stock depositary. The preferred stock depositary will issue, on behalf of ADLT, the related depositary receipts.

     The applicable prospectus supplement relating to the depositary shares offered will describe specific terms of the shares. These terms may include

     - the terms of the series of preferred stock deposited by ADLT under the related deposit agreement,

     - the number of depositary shares and the fraction of one share of preferred stock represented by one depositary share,

     - whether the depositary shares will be listed on any securities exchange,

     - whether the depositary shares will be sold with any other securities and, if so, the amount and terms of the other securities, and

     - any other specific terms of the depositary shares and the related deposit agreement.

     Depositary receipts may be surrendered for transfer or exchange for new depositary receipts of different authorized denominations at any office or agency of the relevant preferred stock depositary maintained for this purpose, subject to the terms of the related deposit agreement. Unless we specify otherwise in the applicable prospectus supplement, depositary receipts will be issued in denominations evidencing any whole number of depositary shares. No service charge will be made for any permitted transfer or exchange of depositary receipts, but ADLT or the preferred stock depositary may require payment of any tax or other governmental charge payable in connection therewith.

DIVIDENDS AND OTHER DISTRIBUTIONS

     The preferred stock depositary will distribute all cash dividends or other cash distributions received in respect of the related preferred stock to the record holders of depositary receipts in proportion, insofar as possible, to the number of depositary receipts owned by the holders on the relevant record date. If a distribution would include a fraction of a cent to any holder, the amount will be added to the next sum received by the preferred stock depositary for distribution to the record holders of depositary receipts.

     If there is a distribution which is not in cash, the preferred stock depositary will distribute property received by it to the record holders of depositary receipts in proportion to the number of depositary receipts owned by the holders on the relevant record date. If the preferred stock depositary determines that it is not feasible to make the distribution, the preferred stock depositary may, with the approval of ADLT, adopt the method as it deems fair to make the distribution. For example, the preferred stock depositary may hold a public or private sale of the property and distribute the net proceeds from the sale to the holders.

     The deposit agreement will also contain provisions relating to the manner in which any subscription or similar rights offered by ADLT to holders of the related series of preferred stock will be made available to holders of depositary receipts.

     The amount distributed in any of the foregoing cases will be reduced by any amount required to be withheld by ADLT or the preferred stock depositary on the account of taxes.

WITHDRAWAL OF PREFERRED STOCK

     A holder of depositary receipts will be entitled to delivery of the number of whole shares of the related series of preferred stock and any money or other property represented by the depositary receipts unless the preferred stock has been called for redemption. Shares of preferred stock which are withdrawn may not be redeposited. If the depositary receipts delivered by the holder evidence more depositary shares than the number of whole shares of preferred stock withdrawn, the preferred stock depositary will deliver to the holder at the same time a new depositary receipt evidencing the excess number of depositary shares.

REDEMPTION AND REPURCHASE OF PREFERRED STOCK

     If ADLT may, at its option redeem a series of preferred stock represented by depositary shares and ADLT redeems shares of preferred stock of the series held by the preferred stock depositary, the preferred stock depositary will redeem on the same date the number of depositary shares representing the shares of the preferred stock redeemed. The preferred stock depositary will only redeem depositary shares if ADLT pays the redemption price of the preferred stock to be redeemed plus any other amounts or property payable with respect to the preferred stock to be redeemed. The redemption price per depositary share will be equal to the redemption price and any other amounts or property per share payable with respect to the preferred stock multiplied by the fraction of a share of preferred stock represented by one depositary share. If only some of the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by the preferred stock depositary by an equitable method determined by ADLT. If only some of the depositary shares evidenced by a depositary receipt are to be redeemed, one or more new depositary receipts will be issued for any depositary shares not redeemed.

     After the date fixed for redemption, the depositary shares called for redemption will no longer be deemed to be outstanding. After that date holders of depositary receipts called for redemption will only have the right to proportional payment of the redemption price and any other property distributed. The holders will have no other rights.

     Holders cannot make ADLT repurchase their depositary shares. However, if holders of the preferred stock represented by depositary shares can make ADLT purchase their shares at their option, the holders may surrender their depositary receipts together with written instructions to the preferred stock depositary to instruct ADLT to repurchase the preferred stock represented by the related depositary shares. The repurchase would be made at the applicable repurchase price specified in the related prospectus supplement. When ADLT receives the instructions, it will repurchase the requisite whole number of shares of the preferred stock from the preferred stock depositary, who in turn will repurchase the depositary receipts. The ability of ADLT to purchase its preferred stock may be limited by Ohio law. Holders shall only be entitled to request the repurchase of depositary shares representing one or more whole shares of the related preferred stock. The repurchase price per depositary share will be equal to the repurchase price and any other amounts per share payable with respect to the preferred stock multiplied by the fraction of a share of preferred stock represented by one depositary share. If only some of the depositary shares evidenced by a depositary receipt are to be repurchased, one or more new depositary receipts will be issued for any depositary shares not to be repurchased.

VOTING THE PREFERRED STOCK

     If the preferred stock depositary receives notice of a shareholders meeting and the related preferred shares are entitled to vote, the preferred stock depositary will mail the information contained in the notice of meeting to the record holders of the related depositary receipts. Each record holder of depositary receipts on the record date will be entitled to instruct the preferred stock depositary as to the exercise of the voting rights equal to the amount of preferred stock represented by the holder's depositary shares. The preferred stock depositary will attempt to vote the number of shares of preferred stock represented by the depositary shares in accordance with the instructions. ADLT will agree to take all reasonable action which may be deemed necessary by the preferred stock depositary in order to enable the preferred stock depositary to vote the preferred shares in accordance with the instructions. The preferred stock depositary will not vote shares of preferred stock if it does not receive specific instructions from the holders of depositary receipts evidencing the depositary shares representing the preferred stock.

CONVERSION AND EXCHANGE OF PREFERRED STOCK

     If ADLT may, at its option, exchange the preferred stock represented by depositary shares for other securities and ADLT exercises this option to exchange some or all of the shares of preferred stock held by the preferred stock depositary, the preferred stock depositary will exchange on the same date the number of depositary shares representing the shares of the preferred stock exchanged. The preferred stock depositary will only exchange depositary shares if ADLT issues and deposits with the preferred stock depositary the securities for which the shares of preferred stock are to be exchanged. The exchange rate per depositary share shall be equal to the exchange rate per share of preferred stock multiplied by the fraction of a share of preferred stock represented by one depositary share. If only some of the depositary shares are to be exchanged, the depositary shares to be exchanged will be selected by the preferred stock depositary by equitable method determined by ADLT. Unless we specify otherwise in the applicable prospectus supplement, fractional share interests resulting from any conversion or exchange will be redeemed by ADLT for cash. If only some of the depositary shares evidenced by a depositary receipt are to be exchanged, a new depositary receipt or receipts will be issued for any depositary shares not exchanged.

     Holders cannot make ADLT convert or exchange depositary shares into other securities or property. However, if the holders of the preferred stock represented by depositary shares can require ADLT to convert or exchange their preferred stock at their option for other securities, the holders may surrender their depositary receipts together with any required payment and written instructions to the preferred stock depositary to instruct ADLT to cause conversion or exchange of the preferred stock represented by the related depositary shares. The conversion or exchange must involve a whole number of shares of common stock or preferred stock, a whole number of common stock warrants, or debt securities in authorized denominations, as specified in the related prospectus supplement. When ADLT receives the instructions and any required payment, it will make the conversion or exchange, and will deliver to the holders the number of whole shares of common stock or preferred stock, a whole number of common stock warrants, or a principal amount of debt securities in authorized denominations. If the conversion would require ADLT to issue fractional securities, ADLT may pay cash instead. The exchange or conversion rate per depositary share shall be equal to the exchange or conversion rate per share of preferred stock multiplied by the fraction of a share of preferred stock represented by one depositary share. If only some of the depositary shares evidenced by a depositary receipt are to be converted or exchanged, a new depositary receipt or receipts will be issued for any depositary shares not to be converted or exchanged.

AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

     The depositary receipts evidencing depositary shares and any provision of the related deposit agreement may be amended by agreement between ADLT and the preferred stock depositary. However, any amendment that materially and adversely alters the rights of the holders of depositary receipts issued under any deposit agreement will not be final unless the amendment has been approved by the holders of at least a majority of the depositary receipts then outstanding. If the depositary shares are listed on a securities exchange, a greater proportion may be required for approval. In no event may any amendment limit the right of any holder of depositary receipts to receive the related preferred stock upon surrender of the depositary receipts according to the deposit agreement as described above under "--Withdrawal of Preferred Stock."

     The deposit agreement may be terminated by ADLT by giving at least 60 days' notice to the preferred stock depositary. If the deposit agreement is terminated, the preferred stock depositary shall deliver or make available to each holder of the related depositary receipts the number of whole shares of the related series of preferred stock represented by the related depositary shares. If a holder is entitled to cash in lieu of fractional shares, the preferred stock depositary will pay the holders amounts which it receives from ADLT for fractional shares. Otherwise, ADLT will remain obligated to pay these amounts. In order to receive shares and cash for any fractional shares from the preferred stock depositary, a holder must surrender his depositary receipts. The deposit agreement will automatically terminate if all of the shares of preferred stock deposited thereunder have been withdrawn, redeemed, converted or exchanged. The agreement will also terminate if there has been a final distribution in respect of the preferred stock in connection with any liquidation, dissolution or winding up of ADLT.

CHARGES OF PREFERRED STOCK DEPOSITARY

     ADLT will pay the fees and expenses of the preferred stock depositary in connection with the performance of its duties under the deposit agreement, and will pay all transfer and other taxes and governmental charges arising solely from the existence of the deposit agreement. Holders of depositary receipts will be required to pay all other transfer and other taxes and governmental charges (including taxes and other governmental charges in connection with the transfer, exchange, surrender or conversion of depositary receipts) and the other charges as are expressly provided in the deposit agreement.

RESIGNATION AND REMOVAL OF DEPOSITARY

     The preferred stock depositary may resign at any time by delivering notice to ADLT. ADLT may remove the preferred stock depositary at any time. The resignation or removal will be effective at the time of the appointment of a successor preferred stock depositary.

MISCELLANEOUS

     The preferred stock depositary will forward to holders of depositary receipts any reports and communications from ADLT which are received by the preferred stock depositary with respect to the related preferred stock.

     Neither the preferred stock depositary nor ADLT will be liable if either is prevented or delayed by law or any circumstances beyond its control in performing its obligations under the deposit agreement. The obligations of ADLT and the preferred stock depositary under the deposit agreement will be limited to performing their duties thereunder without gross negligence or willful misconduct. ADLT and the preferred stock depositary will not be obligated to prosecute or defend any legal proceeding relating to depositary shares or any related shares of preferred stock or depositary receipts without satisfactory indemnity. ADLT and the preferred stock depositary may rely on advice of counsel, accountants or other advisors. ADLT and the preferred stock depositary may also rely on information provided by persons presenting shares of preferred stock for deposit, holders of depositary receipts or other persons believed to be authorized or competent and on documents believed to be genuine.

     If the preferred stock depositary receives conflicting claims, requests or instructions from any holders of depositary receipts and ADLT, the preferred stock depositary will be entitled to act on the claims, requests or instructions received from ADLT.

                            DESCRIPTION OF WARRANTS

     ADLT may issue warrants for the purchase of registered debt securities, common stock or preferred stock. ADLT has one warrant (besides options issued under stock option plans) issued to GE for the immediate exercise and purchase of 1,000,000 shares of common stock. Except for issuance of shares under existing employee benefit plans, and other special exceptions, if ADLT issues common stock priced below $6.75 per share (or, if higher, below the then current market price) the number of shares subject to the GE warrant will increase. ADLT issued to GE this warrant at the time of GE's investment in ADLT's Series A Stock. ADLT may issue warrants independently or together with any other securities offered by any prospectus supplement. The warrants may be attached to or separate from the other securities. Each series of warrants will be issued under a separate warrant agreement between ADLT and a warrant agent. The warrant agent will act solely as ADLT's agent in issuing the warrant(s). The warrant agent will not assume any obligation or agency or trust relationship.

     The applicable prospectus supplement will describe the terms of the warrants. These terms may include:

     - the title of the warrants,

     - the aggregate number of the warrants,

     - the price or prices at which the warrants will be issued,

     - the designation, terms and number of securities purchasable upon exercise of the warrants,

     - the designation and terms of the securities, if any, issued with the warrants and the number of warrants issued with each such security,

     - whether and when the warrants and the securities issued with the warrants will be separately transferable,

     - the price at which each security which may be purchased on exercise of the warrants may be purchased,

     - when the warrant may be exercised and when it expires,

     - the minimum or maximum amount of the warrants which may be exercised at any one time,

     - information with respect to book-entry procedures, and

     - any other terms of the warrants, such as terms, procedures and limitations relating to the exchange and exercise of the warrants.

                   DESCRIPTION OF TRUST PREFERRED SECURITIES

     The Trust may issue only one series of trust preferred securities. The terms of the trust preferred securities will be described in the related prospectus supplement. The declaration will authorize the regular trustees to issue the trust preferred securities on behalf of the Trust. The declaration will be qualified as an indenture under the Trust Indenture Act. The form of declaration has been filed as an exhibit to the registration statement that includes this prospectus. The terms of the declaration will be set forth in the declaration. Some terms will be made part of the declaration by the Trust Indenture Act. The summary of provisions of the trust preferred securities and the declaration set forth below and in any prospectus supplement do not purport to be complete. The declaration and the trust preferred securities contain additional important terms and provisions. The form of any trust preferred securities will be filed with the SEC and incorporated by reference before any trust preferred securities are issued.

     The following description of the trust preferred securities and the declaration sets forth general terms and provisions of the trust preferred securities and the declaration. Specific terms of the trust preferred securities and the declaration will be described in the applicable prospectus supplement. To the extent that any particular terms of any trust preferred securities or the declaration described in a prospectus supplement differ from any of the terms described in this prospectus, you should rely on the description in the prospectus supplement.

     The trust preferred securities will have terms set forth in the declaration or made part of the declaration by the Trust Indenture Act. These terms will generally mirror the terms of the debt securities held by the Trust and described in the applicable prospectus supplement. The prospectus supplement relating to the trust preferred securities will describe specific terms of the trust preferred securities. These terms may include:

     - the designation of the trust preferred securities;

     - the number of trust preferred securities;

     - the annual distribution rate (or method of determining the rate) for the trust preferred securities and the date or dates upon which the distributions shall be payable;

     - whether distributions on the trust preferred securities will be cumulative, and, in the case of trust preferred securities having cumulative distribution rights, the date or dates (or method of determining the date or dates) used to calculate cumulative distributions on the trust preferred securities;

     - the amount or amounts to be paid from the Trust to the holders of the trust preferred securities upon voluntary or involuntary dissolution, winding-up or termination of the Trust;

     - the right or obligation, if any, of the Trust to purchase or redeem the trust preferred securities and the terms and conditions governing purchase or redemption, in whole or in part, pursuant to such obligation, including the applicable price and the periods when the purchase or redemption could occur;

     - the voting rights, if any, of the trust preferred securities in addition to those required by law, including the number of votes for each trust preferred security and any requirement for the approval by the holders of the trust preferred securities as a condition to specified action or amendments to the declaration;

     - any terms and conditions which would permit the trust preferred securities to be converted into or exchanged for shares of common stock or other securities, including the conversion price per share or conversion rate and any circumstances under which any conversion right will expire;

     - any terms and conditions upon which the related debt securities may be distributed to holders of the trust preferred securities;

     - any securities exchange upon which the trust preferred securities shall be listed; and

     - any other relevant rights, preferences, privileges, limitations or restrictions of the trust preferred securities.

     All trust preferred securities offered hereby will be guaranteed by ADLT to the extent set forth below under "Trust Preferred Securities Guarantee." Important United States Federal income tax considerations applicable to any offering of trust preferred securities will be described in the prospectus supplement relating to the offering.

     In connection with the issuance of trust preferred securities, the Trust will issue one series of trust common securities. The declaration will authorize the regular trustees to issue on behalf of the Trust one series of trust common securities having terms including distributions, redemption, voting and liquidation rights or restrictions. The terms of the trust common securities will be substantially identical to the terms of the trust preferred securities. The trust common securities will rank equally (pari passu), and payments will be made pro rata, with the trust preferred securities. However, if an event of default occurs under the declaration, the rights of the holders of the trust common securities to payment in respect of distributions and payments upon liquidation, redemption and otherwise will be subordinated to the rights of the holders of the trust preferred securities. Except in limited circumstances, the trust common securities will also carry the right to vote to appoint, remove or replace any of the trustees. All of the trust common securities will be directly or indirectly owned by ADLT.

ENFORCEMENT OF RIGHTS BY HOLDERS OF TRUST PREFERRED SECURITIES

     If an event of default under the declaration occurs and is continuing, then the holders of the trust preferred securities would rely on the enforcement by the property trustee of its rights as a holder of the debt securities against ADLT. In addition, the holders of a majority in liquidation amount of the trust preferred securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the property trustee. These holders may also direct the exercise of any trust or power of the property trustee under the declaration. These rights include the right to direct the property trustee to exercise the remedies available to it as a holder of the debt securities. If the property trustee fails to enforce its rights under the debt securities, a holder of the trust preferred securities, to the fullest extent permitted by law, may institute a legal proceeding directly against ADLT to enforce the property trustee's rights under the debt securities without first instituting any legal proceeding against the property trustee or anyone else. If an event of default under the declaration has occurred and is continuing and the event is due to the failure of ADLT to pay the principal, any premium or any interest on the related debt securities on the date such principal, premium or interest is payable (or in the case of redemption, on the redemption date), then a holder of the trust preferred securities may directly institute a proceeding for enforcement of payment to the holder. The holder may seek payment of the principal, premium or interest on the debt securities having a principal amount equal to the aggregate liquidation amount of the trust preferred securities of such holder on or after the respective due date specified in the debt securities.

TRUST PREFERRED SECURITIES GUARANTEE

     Below is a summary of information concerning the trust preferred securities guarantee which will be executed and delivered by ADLT for the benefit of the holders from time to time of trust preferred securities. The trust preferred securities guarantee will be qualified as an indenture under the Trust Indenture Act. A trustee whose name will be set forth in the applicable prospectus supplement will act as the trustee under the trust preferred securities guarantee for purposes of the Trust Indenture Act. The form of trust preferred securities guarantee has been filed as an exhibit to the registration statement. The terms of the trust preferred securities guarantee will be set forth in the trust preferred securities guarantee. Some terms of the trust preferred securities guarantee will be made part of the trust preferred securities guarantee by the Trust Indenture Act. The summary of the provisions of the trust preferred securities guarantee set forth below and in any prospectus supplement does not purport to be complete. The trust preferred securities guarantee contains other important terms and provisions. The trust preferred securities guarantee will be held by the preferred guarantee trustee for the benefit of the holders of the trust preferred securities.

     The following description of the trust preferred securities guarantee sets forth the general terms and provisions of the trust preferred securities guarantee to which a prospectus supplement may relate. Specific terms of the trust preferred securities guarantee will be described in the applicable prospectus supplement. To the extent that any particular terms of the trust preferred securities guarantee described in a prospectus supplement differ from any of the terms described in this prospectus, you should rely on the description in the prospectus supplement.

     Terms of the Trust Preferred Securities Guarantee

     In the trust preferred securities guarantee, ADLT will agree to pay in full to the holders of the trust preferred securities, the guarantee payments (as defined herein). The guarantee payments will be reduced by amounts paid by the Trust. ADLT will make the guarantee payments as and when due, regardless of any defense, right of setoff or counterclaim which the Trust may have. The following guarantee payments with respect to the trust preferred securities to the extent not paid by the Trust, will be subject to the trust preferred securities guarantee:

     - any accrued and unpaid distributions which are required to be paid on the trust preferred securities, to the extent the Trust has funds available;

     - the redemption price (if any) set forth in the applicable prospectus supplement, and all accrued and unpaid distributions, to the extent the Trust has funds available, with respect to any trust preferred securities called for redemption by the Trust; and

     - upon a voluntary or involuntary dissolution, winding-up or termination of the Trust (other than in connection with the distribution of subordinated debt securities to the holders of trust preferred securities or the conversion or redemption of all of the trust preferred securities), the lesser of (a) the aggregate of the liquidation amount and all accrued and unpaid distributions on the trust preferred securities to the date of payment, to the extent the Trust has funds available therefor, and (b) the amount of assets of the Trust remaining available for distribution to holders of the trust preferred securities in liquidation of the Trust.

     ADLT's obligation to make a guarantee payment may be satisfied by direct payment of the required amounts by ADLT to the holders of trust preferred securities or by causing the Trust to pay the amounts to the holders.

     The trust preferred securities guarantee will not apply to any payment of distributions on the trust preferred securities except to the extent the Trust shall have funds available therefor. If ADLT does not make interest payments on the debt securities purchased by the Trust, the Trust will not pay distributions on the trust preferred securities issued by the Trust and will not have funds available for payment. The trust preferred securities guarantee, together with ADLT's obligations under the debt securities, the indenture and the declaration, including all of its obligations to pay costs, expenses, debts and liabilities of the Trust (other than with respect to the trust securities), will provide a full and unconditional guarantee by ADLT of payments due on the trust preferred securities.

     ADLT has also agreed separately to guarantee the obligations of the Trust with respect to the trust common securities to the same extent as the trust preferred securities guarantee, except that upon an event of default under the indenture, holders of trust preferred securities shall have priority over holders of trust common securities with respect to distributions and payments on liquidation, redemption or otherwise.

     Specific covenants of ADLT to be set forth in the trust preferred securities guarantee will be described in the applicable prospectus supplement.

  Modification of the Trust Preferred Securities Guarantee; Assignment

     ADLT and the preferred guarantee trustee may make any changes to the trust preferred securities guarantee which do not materially adversely affect the rights of holders of trust preferred securities. Otherwise, the trust preferred securities guarantee may be amended only with the prior approval of the holders of not less than a majority in liquidation amount of the outstanding trust preferred securities. The manner of obtaining the approval of holders of the trust preferred securities will be described in the applicable prospectus supplement. All guarantees and agreements contained in the trust preferred securities guarantee shall bind the successors, assigns, receivers, trustees and representatives of ADLT and shall be for the benefit of the holders of the trust preferred securities then outstanding.

  Termination

     The trust preferred securities guarantee will terminate

     - in connection with a redemption of the trust preferred securities, upon full payment of the redemption price of all trust preferred securities,

     - upon distribution of the debt securities held by the Trust to the holders of the trust preferred securities or any conversion or redemption of all of the trust preferred securities or

     - upon full payment of the amounts payable in accordance with the declaration upon liquidation of the Trust.

The trust preferred securities guarantee will continue to be effective or will be reinstated if any holder of trust preferred securities must repay any amounts paid under the trust preferred securities or the trust preferred securities guarantee.

  Events of Default

     An event of default under the trust preferred securities guarantee will occur when

     - ADLT fails to perform any of its payment or other obligations under the guarantee or

     - ADLT fails to deliver common stock or other securities upon valid election by the holder or holders of trust preferred securities to convert the trust preferred securities into shares of common stock or other securities.

     The holders of a majority in liquidation amount of the trust preferred securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the preferred guarantee trustee in respect of the trust preferred securities guarantee. The holders also have the right to direct the exercise of any trust or power conferred upon the preferred guarantee trustee under the trust preferred securities. If the preferred guarantee trustee fails to enforce such trust preferred securities guarantee, any holder of trust preferred securities may institute a legal proceeding directly against ADLT to enforce the preferred guarantee trustee's rights under the trust preferred securities guarantee, without first instituting a legal proceeding against the Trust, the preferred guarantee trustee or anyone else. ADLT will waive any right or remedy to require that any action be brought first against the Trust or any other person or entity before proceeding directly against ADLT.

  Status of the Trust Preferred Securities Guarantee

     Unless we specify otherwise in the applicable prospectus supplement, the trust preferred securities guarantee will constitute an unsecured obligation of ADLT and will rank

     - subordinate and junior in right of payment to all other liabilities of ADLT,

     - equally (pari passu) in right of payment with the most senior preferred or preference stock of ADLT, and with any guarantee now or hereafter entered into by ADLT in respect of any preferred or preference stock of any affiliate of ADLT and

     - senior to common stock.

The terms of the trust preferred securities provide that each holder of trust preferred securities agrees to the subordination provisions, if any, and the other terms of the trust preferred securities guarantee.

     The trust preferred securities guarantee will constitute a guarantee of payment and not of collection. That means the guaranteed party may institute a legal proceeding directly against the guarantor to enforce its rights under the guarantee without instituting a legal proceeding against anyone else.

  Information Concerning the Preferred Guarantee Trustee

     The preferred guarantee trustee, prior to the occurrence of a default with respect to the trust preferred securities guarantee, undertakes to perform only the duties as are specifically set forth in the trust preferred securities guarantee. After default, the preferred guarantee trustee shall exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. Subject to these provisions, the preferred guarantee trustee is not obligated to use its powers under the trust preferred securities guarantee at the request of any holder of the trust preferred securities, unless offered reasonable indemnity against the costs, expenses and liabilities which might be incurred.

                              PLAN OF DISTRIBUTION

     ADLT or the Trust may offer securities directly or through underwriters, dealers or agents. The prospectus supplement will identify those underwriters, dealers or agents and will describe the plan of distribution. If we do not name a firm in the prospectus supplement, that firm may not directly or indirectly participate in any underwriting of those securities, although it may participate in the distribution of securities under circumstances entitling it to a dealer's allowance or agent's commission.

     Any underwriting agreement probably will entitle the underwriters to indemnity against civil liabilities under the Federal securities laws and other laws. The underwriters' obligations to purchase securities will be subject to conditions and generally will require them to purchase all of the securities if any are purchased.

     Unless otherwise noted in the prospectus supplement, the securities will be offered by the underwriters, if any, when, as and if issued by ADLT or the Trust, delivered to and accepted by the underwriters and subject to their right to reject orders in whole or in part.

     ADLT and the Trust may sell securities to dealers, as principals. Those dealers then may resell the securities to the public at varying prices set by those dealers from time to time.

     ADLT and the Trust also may offer securities through agents. Agents generally act on a "best efforts" basis during their appointment, meaning they are not obligated to purchase securities.

     Dealers and agents may be entitled to indemnification as underwriters by us against liabilities under the Federal securities laws and other laws.

     ADLT or the Trust or the underwriters or agents may solicit offers by institutions approved by us to purchase securities under contracts providing for future payment. Permitted institutions include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. Some conditions apply to those purchases.

     Until a distribution of securities is completed, SEC rules may limit underwriters from bidding for and purchasing the securities. However, any underwriter may engage in over-allotment, stabilizing transactions, short covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves sales in excess of the offering size, which creates a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue those activities at any time.

     The supplement will set forth the anticipated delivery date of the securities being sold at that time.

                                 LEGAL MATTERS

     Unless otherwise noted in a prospectus supplement, Cowden, Humphrey & Sarlson Co., L.P.A., Cleveland, Ohio, will pass on the legality of the securities offered through this prospectus and any prospectus supplement. Brown & Wood LLP, New York, New York will act as counsel for any underwriters or agents, unless otherwise noted in a supplement. Cowden, Humphrey & Sarlson Co., L.P.A. will rely as to matters of New York law upon the opinion of Brown & Wood LLP, and Brown & Wood LLP will rely as to matters of Ohio law upon the opinion of Cowden, Humphrey & Sarlson Co., L.P.A.

                                    EXPERTS

     The consolidated financial statements of Advanced Lighting Technologies, Inc. and subsidiaries as of June 30, 1999 and for the year ended June 30, 1999 included in its Annual Report (Form 10-K/A No. 3) for the year ended June 30, 1999, have been audited by Grant Thornton LLP, independent auditors, as set forth in their report thereon, included therein and incorporated herein by reference. Such consolidated financial statements are incorporated by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing. The consolidated financial statements of Advanced Lighting Technologies, Inc. at June 30, 1998 and for each of the two years in the period ended June 30, 1998 included in Advanced Lighting Technologies, Inc.'s Annual Report (Form 10-K/A No. 3) for the year ended June 30, 1999, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     Advanced Lighting Technologies, Inc. files annual, quarterly and current reports, proxy and information statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference room. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, like us, that file electronically at http://www.sec.gov. You may also inspect our SEC reports and other information at the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street N.W., Washington, D.C. 20006.

     The SEC allows us to "incorporate by reference" the information we file with them, which means we can disclose information to you by referring you to those documents. Information incorporated by reference is part of this prospectus. Later information filed with the SEC updates and supersedes this prospectus.

     We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

     - Annual Report on Forms 10-K, 10-K/A No. 1, 10-K/A No. 2 and 10-K/A No. 3 of ADLT for the year ended June 30, 1999.

     - Quarterly Reports on Form 10-Q of ADLT for the quarters ended March 31, 2000, December 31, 1999 and September 30, 1999, as well as the Quarterly Reports on Form 10-Q/A of ADLT for the quarters ended September 30, 1999 and March 31, 2000.

     - Current Reports on Form 8-K of ADLT dated June 1, 2000, June 6, 2000 and August 9, 2000.

     - The description of the common stock contained in ADLT's Registration Statement on Form 8-A filed November 13, 1995, and any amendments or reports filed after the date hereof for the purpose of updating this description.

     These filings include important business and financial information which we are not delivering to you. We will provide you with copies of these filings, at no cost to you, if you make a written or oral request by contacting us at:

     Advanced Lighting Technologies, Inc.
     32000 Aurora Road
     Solon, Ohio 44139
     440/519-0500
     Attention: Corporate Secretary.

                                1,700,000 SHARES
                            [ADVANCED LIGHTING LOGO]

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

                                  COMMON STOCK

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                             PROSPECTUS SUPPLEMENT

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                        RAYMOND JAMES & ASSOCIATES, INC.

                             SANDERS MORRIS HARRIS